Consolidated Financial Statements
For the Years Ended December 31, 2020 and December 31, 2019

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS
The accompanying consolidated financial statements of Golden Star Resources Ltd. (the “Company”) and all information in this financial report are the responsibility of the Company's management ("Management"). The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and, where appropriate, include Management’s best estimates and judgments.
Management maintains a system of internal control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, and that financial information is timely and reliable. However, any system of internal control over financial reporting, no matter how well designed and implemented, has inherent limitations and may not prevent or detect all misstatements.
The Board of Directors is responsible for ensuring that Management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements.
The Board carries out this responsibility principally through its Audit Committee. The Board of Directors appoints the Audit Committee, and all of its members are independent directors. The Audit Committee meets periodically with Management and the Auditors to review internal controls, audit results, accounting principles and related matters. The Board of Directors approves the consolidated financial statements on recommendation from the Audit Committee.
PricewaterhouseCoopers LLP ("PwC" or "Auditors"), an independent firm of Chartered Professional Accountants, was appointed by the shareholders at the last annual meeting to examine the consolidated financial statements and provide an independent audit opinion. PricewaterhouseCoopers LLP has full and free access to the Audit Committee.

"Andrew Wray"                            "Paul Thomson"
Andrew Wray                            Paul Thomson
President and Chief Executive Officer                Executive Vice President and Chief Financial Officer

London, England
February 24, 2021

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Golden Star Resources Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Golden Star Resources Ltd. and its subsidiaries (together, the Company) as of December 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive loss, cash flows and changes in shareholders' equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Company's internal control over financial reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Loss on sale of the Company’s 90% interest in Prestea and classification of discontinued operation
As described in Notes 4 and 5 to the consolidated financial statements, on September 30, 2020 the Company completed the sale of its 90% share of Golden Star (Bogoso/Prestea) Limited (Prestea) to Future Global Resources Limited (FGR) for a deferred consideration of $34 million, and a contingent payment of up to $40 million, which resulted in a loss on sale of Prestea of $37 million. Concurrent with the completion of the sale of Prestea, the Company entered into an amended and restated streaming agreement to assign and transfer the obligation to deliver Prestea gold production ultimately to FGR. Management has applied significant judgements when determining the loss on sale of Prestea, specifically when determining the consideration to be allocated to the remaining obligations relating to the ounces to be delivered from Golden Star (Wassa) Limited (Wassa) in the streaming arrangement, with reference to the underlying life of mine plans. Management’s estimates of life of mine plans are tied to the reserves and resources estimates which are reviewed and approved by qualified persons (management’s specialists). Further, management has applied significant judgement in determining whether the sale of

Prestea represents a separate major line of business or geographic area and therefore meets the criteria of a discontinued operation.
The principal considerations for our determination that performing procedures relating to the loss on sale of the Company’s 90% interest in Prestea and the classification as a discontinued operation as a critical audit matter are (i) significant audit effort was required in evaluating the reasonableness of the significant judgements applied by management in determining the loss on sale of Prestea, specifically when determining the consideration to be allocated to the remaining obligations relating to the ounces to be delivered from Wassa in the streaming arrangement, with reference to the underlying life of mine plans; and (ii) the significant judgements by management when determining whether the sale of Prestea meets the criteria of a discontinued operation.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the transaction in the period end and financial close process, including controls over the determination of the loss on sale of Prestea. These procedures also included, among others: the work of management’s specialist was used in performing procedures to evaluate the reasonableness of the reserves and resources estimates included in the life of mine plans, which was used in determining the consideration allocated to the remaining performance obligations relating to the ounces to be delivered from Wassa in the streaming arrangement. As a basis for using this work, the management’s specialists’ qualifications were understood and the Company’s relationship with the management’s specialists was assessed. The procedures performed also included evaluation of the methods and assumptions used by the management’s specialists, tests of the data used by the management’s specialists, an evaluation of the management’s specialists’ findings and reading the purchase agreement and assessing management’s judgements regarding whether Prestea represents a separate major line of business or geographic area and accordingly whether the criteria for classification as a discontinued operation is met.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
February 24, 2021

We have served as the Company's auditor since at least 1992. We have not been able to determine the specific year we began serving as auditor of the Company.

GOLDEN STAR RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE LOSS
(Stated in thousands of U.S. dollars except shares and per share data)

		For the Years Ended December 31,
	Notes	2020	2019 [1,2]

Revenue	7	272,481	203,820
Cost of sales excluding depreciation and amortization	8	124,422	110,123
Depreciation and amortization		23,727	17,134
Mine operating profit		124,332	76,563

Other expenses/(income)
Exploration expense		2,682	3,194
Corporate general and administrative expense		18,718	14,679
Share-based compensation expense	21	2,995	3,119
Other expense, net	9	4,849	11,887
(Gain)/loss on fair value of derivative financial instruments, net	24	(794)	1,642
Income before finance and tax		95,882	42,042
Finance expense, net	10	9,463	4,615
Income from continuing operations before tax		86,419	37,427
Income tax expense	11	48,266	27,439
Net income and comprehensive income from continuing operations		38,153	9,988
Net loss and comprehensive loss from discontinued operations	5	(56,434)	(87,962)
Net loss and comprehensive loss		(18,281)	(77,974)

Net income/(loss) and comprehensive income/(loss) attributable to non-controlling interest		33,859	(10,540)
Net loss and comprehensive loss attributable to Golden Star shareholders		(52,140)	(67,434)
		(18,281)	(77,974)

Net income from continuing operations per share attributable to Golden Star shareholders	12
Basic		$0.35	$0.05
Diluted		$0.34	$0.05

Net loss from discontinued operations per share attributable to Golden Star shareholders	12
Basic		$(0.82)	$(0.67)
Diluted		$(0.82)	$(0.67)

Net loss per share attributable to Golden Star shareholders	12
Basic		$(0.47)	$(0.62)
Diluted		$(0.47)	$(0.62)
1 The results of Prestea operation for the period to the date of sale, as well as the restated comparative period, have been presented as discontinued operations. Refer to Note 5.
2 Please refer to Note 28 for information on revised prior period comparatives.
The accompanying notes are an integral part of the consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
(Stated in thousands of U.S. dollars)

		As of	As of
	Notes	December 31, 2020	December 31, 2019[1]

ASSETS
CURRENT ASSETS
Cash and cash equivalents		60,809	53,367
Accounts and other receivables	13	23,759	6,503
Inventories	14	30,600	38,860
Prepaids and other		6,548	7,107
Total Current Assets		121,716	105,837
RESTRICTED CASH		2,131	2,082
ACCOUNTS AND OTHER RECEIVABLES	13	12,602	—
MINING INTERESTS	15	207,412	264,689
Total Assets		343,861	372,608

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	16	41,297	88,368
Current portion of rehabilitation provisions	17	2,018	5,826
Current portion of deferred revenue	18	7,646	11,191
Current portion of long-term debt	19	50,031	15,987
Current portion of derivative liability	24	3,312	211
Current income tax liabilities		12,774	811
Total Current Liabilities		117,078	122,394
REHABILITATION PROVISIONS	17	15,550	62,609
DEFERRED REVENUE	18	96,916	102,784
LONG TERM DEBT	19	55,732	90,782
DERIVATIVE LIABILITY	24	1,713	5,608
DEFERRED TAX LIABILITY	11	31,098	20,554
Total Liabilities		318,087	404,731

SHAREHOLDERS’ EQUITY
SHARE CAPITAL
First preferred shares, without par value, unlimited shares authorized. No shares issued and outstanding		—	—
Common shares, without par value, unlimited shares authorized	20	918,013	910,205
CONTRIBUTED SURPLUS		38,769	38,964
DEFICIT		(950,919)	(898,779)
Shareholders’ equity attributable to Golden Star shareholders		5,863	50,390
NON-CONTROLLING INTEREST		19,911	(82,513)
Total Equity		25,774	(32,123)
Total Liabilities and Shareholders’ Equity		343,861	372,608

The accompanying notes are an integral part of the consolidated financial statements.
1 Please refer to Note 28 for information on revised prior period comparatives.
See Note 2 Basis of Presentation.
Signed on behalf of the Board,

"Timothy C. Baker"                            "Robert E. Doyle"
Timothy C. Baker, Director                        Robert E. Doyle, Director

GOLDEN STAR RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in thousands of U.S. dollars)

		For the Years Ended December 31,
	Notes	2020	2019 [1]

OPERATING ACTIVITIES:
Net income from continuing operations		38,153	9,988
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization		24,241	17,511
Share-based compensation expense	21	2,995	3,119
Income tax expense	11	48,266	27,439
(Gain)/loss on fair value of derivative financial instruments, net	24	(794)	1,642
Deferred revenue recognized	7	(8,662)	(10,220)
Reclamation expenditures	17	(1,233)	(1,202)
Other non-cash items	26	10,506	10,253
Changes in working capital and taxes paid	26	(29,468)	(8,409)
Net cash provided by operating activities of continuing operations		84,004	50,121
Net cash used in operating activities of discontinued operations	5	(23,915)	(27,280)
Net cash provided by operating activities		60,089	22,841
INVESTING ACTIVITIES:
Additions to mining interests	15	(45,224)	(60,123)
Change in accounts payable and deposits on mine equipment and material		(960)	1,217
(Increase)/decrease in restricted cash		(1,041)	2,418
Net cash used in investing activities of continuing operations		(47,225)	(56,488)
Net cash used in investing activities of discontinued operations	5	(7,475)	(10,923)
Net cash used in investing activities		(54,700)	(67,411)
FINANCING ACTIVITIES:
Proceeds from debt facilities, net	19	9,114	57,386
Principal payments on debt facilities	19	(10,000)	(55,784)
Principal payments on lease liabilities	19	(1,694)	(1,416)
Exercise of stock options and DSUs and settlement of PRSUs		4,653	1,269
Net cash provided by financing activities of continuing operations		2,073	1,455
Net cash used in financing activities of discontinued operations	5	(20)	(25)
Net cash provided by financing activities		2,053	1,430
Increase/(decrease) in cash and cash equivalents		7,442	(43,140)
Cash and cash equivalents, beginning of period		53,367	96,507
Cash and cash equivalents, end of period		60,809	53,367
1 The cash flows of Prestea operation for the period to the date of sale, as well as the restated comparative period, have been presented as discontinued operations. Refer to Note 5.
See Note 26 Supplemental cash flow information.

The accompanying notes are an integral part of the consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Stated in thousands of U.S. dollars except share data)

	Number of Common Shares	Share Capital	Contributed Surplus	Deficit	Non-Controlling Interest	Total Shareholders' Equity
Balance at January 1, 2019	108,819,009	908,035	37,258	(831,345)	(71,973)	41,975
Issued on exercise of stock options	437,772	2,054	(784)	—	—	1,270
Issued on settlement of PRSUs, net of tax	128,282	116	(681)	—	—	(565)
Options granted, net of forfeitures	—	—	1,890	—	—	1,890
Deferred share units granted	—	—	689	—	—	689
Performance and restricted share units granted	—	—	592	—	—	592
Net loss	—	—	—	(67,434)	(10,540)	(77,974)
Balance at December 31, 2019	109,385,063	910,205	38,964	(898,779)	(82,513)	(32,123)

Balance at January 1, 2020	109,385,063	910,205	38,964	(898,779)	(82,513)	(32,123)
Issued on exercise of DSUs	135,557	176	(281)	—	—	(105)
Issued on exercise of stock options	1,711,680	7,376	(2,723)	—	—	4,653
Issued on settlement of PRSUs, net of tax	81,295	256	(296)	—	—	(40)
Options granted, net of forfeitures	—	—	438	—	—	438
Deferred share units granted	—	—	663	—	—	663
Performance and restricted share units granted	—	—	394	—	—	394
UK performance share units granted	—	—	1,610	—	—	1,610
Derecognition following the sale of Prestea (Note 5)	—	—	—	—	68,565	68,565
Net (loss)/income	—	—	—	(52,140)	33,859	(18,281)
Balance at December 31, 2020	111,313,595	918,013	38,769	(950,919)	19,911	25,774

The accompanying notes are an integral part of the consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(All currency amounts in tables are in thousands of U.S. dollars unless noted otherwise)
1. NATURE OF OPERATIONS
Golden Star Resources Ltd. ("Golden Star" or "the Company" or "we" or "our") is an international gold mining and exploration company incorporated under the Canada Business Corporations Act. The Company's shares are listed on the Toronto Stock Exchange under the symbol GSC, the NYSE American exchange (formerly NYSE MKT) under the symbol GSS and the Ghana Stock Exchange under the symbol GSR. The Company's registered office is located at 333 Bay Street, Suite 2400, Toronto, Ontario, M5H 2T6 Canada, and the Company has corporate offices in London, United Kingdom and Accra, Ghana.
Through our 90% owned subsidiary, Golden Star (Wassa) Limited, we own and operate the Wassa underground mine and a carbon-in-leach processing plant (collectively "Wassa"), located northeast of the town of Tarkwa, Ghana. Until September 30, 2020 and as further discussed in Note 5, we owned and operated the Bogoso gold mining and processing operations, the Prestea open pit mining operations and the Prestea underground mine (collectively "Prestea") located near the town of Prestea, Ghana. The Company also holds and manages interests in several gold exploration projects in Ghana.
2. BASIS OF PRESENTATION
Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") and with interpretations of the International Financial Reporting Interpretations Committee ("IFRIC") which the Canadian Accounting Standards Board has approved for incorporation into Part 1 of the CPA Canada Handbook – Accounting.
These consolidated financial statements were approved by the Company's Board of Directors on February 24, 2021.
Basis of presentation
These consolidated financial statements include the accounts of the Company and its subsidiaries, whether owned directly or indirectly. The financial statements of the subsidiaries are prepared for the same period as the Company using consistent accounting policies for all periods presented, except for the changes in accounting policies described in Note 3.
All inter-company balances and transactions have been eliminated. Subsidiaries are entities controlled by the Company. Non-controlling interests in the net assets of consolidated subsidiaries are a separate component of the Company's equity.
The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and contingent consideration which are measured at fair value through profit or loss.
Going concern
As at December 31, 2020, the Company had cash and cash equivalents of $60.8 million, net current assets excluding deferred revenue and the embedded derivative liability of $15.6 million and net cash provided by operations before working capital changes for the year then ended of $113.5 million. As at December 31, 2020, the Company was compliant with its debt covenants (refer to Note 25).

To date, the Company has been able to continue operations largely unaffected since the outbreak of the COVID-19 pandemic and gold production and shipments have continued without any significant disruptions. However, the Company cannot provide any assurances that its planned operations, production and capital expenditure for the foreseeable future will not be delayed, postponed or cancelled as a result of the COVID-19 pandemic or otherwise. The COVID-19 pandemic could (i) continue to affect financial markets, including the price of gold and the trading price of the Company’s shares, (ii) adversely affect the Company’s ability to raise capital, and (iii) cause continued interest rate volatility and movements that could make obtaining financing or refinancing debt obligations more challenging or more expensive or unavailable on commercially reasonable terms or at all. Furthermore, the Company may also experience regional risks which include, but are not limited to, a possible shut-down of the gold refining facility in South Africa where the Company delivers its gold production, an inability to ship gold across borders, delays in the supply chain of critical reagents, consumables and parts, and the impact on the delivery of critical capital projects. Any of these events or circumstances could have a material adverse effect on the Company’s business, financial condition and results of operations.
Management has prepared detailed cash flow forecasts to assess the economic impact of COVID-19 from a going concern and viability perspective. Based on these detailed cash flow forecasts, including any reasonably possible changes in the key assumptions on which the cash flow forecasts are based and assess various scenarios related to COVID-19, Management believes that the Company will have adequate resources to continue as a going concern for the foreseeable future, and at this point in time there are no material uncertainties regarding going concern. Management has concluded that it is appropriate to prepare the consolidated financial statements on a going concern basis.
3. SUMMARY OF ACCOUNTING POLICIES
Cash and cash equivalents
Cash includes cash deposits in any currency residing in chequing and sweep accounts. Cash equivalents consist of money market funds and other highly liquid investments purchased with maturities of three months or less. Investments with maturities greater than three months and up to one year are classified as short-term investments, while those with maturities in excess of one year are classified as long-term investments. Cash equivalents and short-term investments are stated at amortized cost, which typically approximates market value.
Restricted cash
Cash balances that are subject to legal or contractual obligations are classified separately on the consolidated balance sheets as restricted cash.
Inventories
Inventory classifications include "stockpiled ore," "in-process inventory," "finished goods inventory" and "materials and supplies". The stated value of all production inventories includes direct production costs and attributable overhead and depreciation incurred to bring the materials to their current point in the processing cycle. General and administrative costs for corporate offices are not included in any inventories.
Stockpiled ore represents coarse ore that has been extracted from the mine and is stored for future processing. Stockpiled ore is measured by estimating the number of tonnes (by physical surveys) added to, or removed from the stockpile, the number of contained ounces (based on assay data) and estimated gold recovery percentage. Stockpiled ore value is based on the costs incurred (including depreciation and amortization) in bringing the ore to the stockpile. Costs are added to the stockpiled ore based on current mining costs per tonne and are removed at the average cost per tonne of ore in the stockpile.
In-process inventory represents material that is currently being treated in the processing plants to extract the contained gold and to transform it into a saleable product. The amount of gold in the in-process inventory is determined by assay and by measure of the quantities of the various gold-bearing materials in the recovery process. The in-process gold is valued at the average of the beginning inventory and the cost of material fed into the processing stream plus in-process conversion costs including applicable mine-site overheads, depreciation and amortization related to the processing facilities.
Finished goods inventory is saleable gold in the form of doré bars. Included in the costs are the direct costs of the mining and processing operations as well as direct mine-site overheads, amortization and depreciation.
Materials and supplies inventories consist mostly of equipment parts and other consumables required in the mining and ore processing activities.
All inventories are valued at the lower of average cost or net realizable value.
Property, plant and equipment
Property, plant and equipment assets, including machinery, processing equipment, mining equipment, mine site facilities, buildings, vehicles and expenditures that extend the life of such assets, are initially recorded at cost including acquisition and installation costs. Property, plant and equipment are subsequently measured at cost, less accumulated depreciation and accumulated impairment losses.
The costs of self-constructed assets include direct construction costs and direct overhead costs during the construction phase. Indirect overhead costs are not included in the cost of self-constructed assets.
Depreciation for mobile equipment and other assets having estimated lives shorter than the estimated life of the ore reserves is calculated using the straight-line method at rates which depreciate the cost of the assets, less their anticipated residual values, if any, over their estimated useful lives. Mobile mining equipment is amortized over a five-year life. Assets, such as processing plants, power generators and buildings, which have an estimated life equal to or greater than the estimated life of the ore reserves, are amortized over the life of the proven and probable reserves of the associated mining property using a units-of-production amortization method, less their anticipated residual values, if any. The net book value of property, plant and equipment assets is charged against income if the mine site is abandoned and it is determined that the assets cannot be economically transferred to another project or sold.

The residual values, useful lives and method of depreciation of property, plant and equipment are reviewed at each reporting period end and adjusted prospectively, if appropriate.
Gains and losses on the disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount and are recognized net in the consolidated statement of operations.
Mining properties
Mining property assets, including property acquisition costs, tailings storage facilities, mine-site development and drilling costs where proven and probable reserves have previously been established, pre-production waste stripping, condemnation drilling, roads, feasibility studies and wells are recorded at cost. The costs of self-constructed assets include direct construction costs, direct overhead costs and allocated interest during the construction phase. Indirect overhead costs are not included in the cost of self-constructed assets.
Mining property assets are amortized over the life of the proven and probable reserves to which they relate, using a units-of-production amortization method. At open pit mines the costs of removing overburden from an ore body in order to expose ore during its initial development period are capitalized.
Underground mine development costs
Underground mine development costs include development costs to build new shafts, drifts and ramps that will enable the Company to physically access ore underground. The time over which the Company will continue to incur these costs depends on the mine life. These underground development costs are capitalized as incurred. Capitalized underground development costs incurred to enable access to specific ore blocks or areas of the underground mine, and which only provide an economic benefit over the period of mining that ore block or area, are depreciated on a units-of-production basis, whereby the denominator is estimated ounces of gold in proven and probable reserves and the portion of resources within that ore block or area that is considered probable of economic extraction. If capitalized underground development costs provide an economic benefit over the entire mine life, the costs are depreciated on a units-of-production basis, whereby the denominator is the estimated ounces of gold in total accessible proven and probable reserves and the portion of resources that is considered probable of economic extraction.
Borrowing costs
Borrowing costs attributable to the acquisition, construction or production of a qualifying asset are capitalized. Qualifying assets are assets that require a significant amount of time to prepare for their intended use, including projects that are in the exploration and evaluation, development or construction stages. Capitalized borrowing costs are considered an element of the cost of the qualifying asset which is determined based on gross expenditures incurred on an asset. Capitalization ceases when the asset is substantially complete or if active development is suspended or ceases. Where the funds used to finance a qualifying asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period. Where funds borrowed are directly attributable to a qualifying asset, the amount capitalized represents the borrowing costs specific to those borrowings. Other borrowing costs are recognized as an expense in the period in which they are incurred.
Impairment of long-lived assets
The Company assesses at each reporting period whether there is an indication that an asset or group of assets may be impaired. When impairment indicators exist, the Company estimates the recoverable amount of the asset and compares it against the asset's carrying amount. The recoverable amount is the higher of its fair value less cost of disposal ("FVLCD") and the asset's value in use ("VIU"). If the carrying amount exceeds the recoverable amount, an impairment loss is recorded in the consolidated statement of operations.
In assessing VIU, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset not already reflected in the estimates of future cash flows. The cash flows are based on best estimates of expected future cash flows from the continued use of the asset and its eventual disposal.
FVLCD is best evidenced if obtained from an active market or binding sale agreement. Where neither exists, the fair value is based on the best estimates available to reflect the amount that could be received from an arm's length transaction.
Future cash flows are based on estimated quantities of gold and other recoverable metals, expected price of gold (considering current and historical prices, price trends and related factors), production levels and cash costs of production, capital and reclamation costs, all based on detailed engineered life-of-mine plans.
Numerous factors including, but not limited to, unexpected grade changes, gold recovery variances, shortages of equipment and consumables, and equipment failures could impact our ability to achieve forecasted production schedules from proven and probable reserves. Additionally, commodity prices, capital expenditure requirements and reclamation costs could differ from the assumptions used in the cash flow models used to assess impairment. The ability to achieve the estimated quantities of recoverable minerals from exploration stage mineral interests involves further risks in addition to those factors applicable to mineral interests where proven and probable reserves have been identified, due to the lower level of confidence that the identified mineralized material can ultimately be mined economically.
If an impairment loss reverses in a subsequent period, the carrying amount (post reversal) of the related asset is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset previously. Reversals of impairment losses are recognized in the consolidated statement of operations in the period the reversals occur.
Material changes to any of the factors or assumptions discussed above could result in future asset impairments.
Rehabilitation provisions
The Company records a liability and corresponding asset for the present value of the estimated costs of legal and constructive obligations for future site reclamation and closure where the liability is probable, and a reasonable estimate can be made of the obligation. The estimated present value of the obligation is reassessed on a periodic basis or when new material information becomes available. Increases or decreases to the obligation usually arise due to changes in legal or regulatory requirements, the extent of environmental remediation required, methods of reclamation, cost estimates, inflation rates, or discount rates. Changes to the provision for reclamation and remediation obligations related to operating mines, which are not the result of current production of inventory, are recorded with an offsetting change to the related asset. Changes to the provision for reclamation and remediation obligations related to suspended mine operations are recognized in the consolidated statements of operations. The present value is determined based on current market assessments of the time value of money using discount rates based on the risk-free rate maturing approximating the timing of expected expenditures to be incurred and adjusted for country related risks. The periodic unwinding of the discount is recognized in the consolidated statement of operations as a finance expense.
Deferred revenue
Deferred revenue consists of: (i) initial cash payments received by the Company for future delivery of payable gold under the terms of the Company’s Streaming Agreement as defined in Note 18, Deferred Revenue, and (ii) a significant financing component of the Company’s Streaming Agreement. Deferred revenue is increased as interest expense is recognized based on the implicit interest rate of the discounted cash flows arising from the expected delivery of ounces under the Company’s Streaming Agreement.
The amount by which the deferred revenue balance is reduced and recognized into revenue is based on a rate per ounce of gold delivered under the Streaming Agreement. This rate per ounce of gold delivered relating to the payments received by the Company is based on the remaining deferred revenue balance divided by the ounces that are expected to be delivered over the term of the Stream Agreement.
As the Company’s Streaming Agreement contains a variable component, IFRS 15 requires that the transaction price be updated and re-allocated on an ongoing basis. As a result, the deferred revenue recognized per ounce of gold delivered under the Streaming Agreement will require an adjustment each time there is a significant change in the underlying gold production profile of a mine. Should a change in the transaction price be necessary, a cumulative catch-up adjustment to revenue will be made in the period in which the change occurs, to reflect the updated production profile expected to be delivered under the Streaming Agreement.
Foreign currency transactions
The Company's presentation currency of its consolidated financial statements is the U.S. dollar, as is the functional currency of its operations. The functional currency of all consolidated subsidiaries is the U.S. dollar. All values are rounded to the nearest thousand, unless otherwise stated.
Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at period end exchange rates. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated into U.S. dollars at the exchange rate at the date that the fair value was determined. Income and expense items are translated at the exchange rate in effect on the date of the transaction. Exchange gains and losses resulting from the translation of these amounts are included in net loss, except those arising on the translation of equity investments at fair value through other comprehensive income that are recorded in other comprehensive income. Non-monetary assets and liabilities denominated in foreign currencies that are measured at historical cost are translated at the exchange rate in effect at the transaction date.
Income taxes
Income taxes comprise the provision for (or recovery of) taxes actually paid or payable (current taxes) and for deferred taxes.
Current taxes are based on taxable earnings in the year. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in the respective jurisdictions.

Current income tax assets and current income tax liabilities are only offset if a legally enforceable right exists to offset the amounts and the Company intends to settle on a net basis or to realize the asset and settle the liability simultaneously.
Deferred income tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred income tax assets and liabilities are computed using enacted or substantially enacted income tax rates in effect when the temporary differences are expected to reverse. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in the period of substantial enactment. The provision for or the recovery of deferred taxes is based on the changes in deferred tax assets and liabilities during the period.
The carrying amount of deferred income tax assets or liabilities are reviewed at the end of each reporting period and recognized to the extent that it is probable that taxable earnings will be available against which deductible temporary differences can be utilized.
Net income/(loss) per share
Basic income/(loss) per share of common stock is calculated by dividing income available to Golden Star's common shareholders by the weighted average number of common shares issued and outstanding during the period. In periods with earnings, the calculation of diluted net income per common share uses the treasury stock method to compute the dilutive effects of stock options, convertible debentures and other potentially dilutive instruments. In periods of loss, diluted net loss per share is equal to basic loss per share.
Revenue recognition
Revenue from the sale of gold is recognized when the Company transfers control over to a customer. The Company’s spot sales of gold are transported to a gold refiner who locates a buyer and arranges sale of the gold. Effective March 20, 2020, the sale generally completes on the day of arrival of gold at the refinery in South Africa as a consequence of the change in shipment logistics due to the COVID-19 pandemic. Previously, the sale of gold completed on the same day the gold was shipped from the mine site. The sales price is generally set with reference to the London A.M. or P.M. fix on the day of arrival of gold at the refinery.
Revenue recognition for the Company’s Streaming Agreement is disclosed in the accounting policy for deferred revenue.
Share-based compensation
Under the Company's Fourth Amended and Restated 1997 Stock Option Plan, common share options may be granted to executives, employees, consultants and non-employee directors. Compensation expense for such grants is recorded in the consolidated statements of operations, with a corresponding increase recorded in the contributed surplus account in the consolidated balance sheets. The expense is based on the fair value of the option at the time of grant, measured by reference to the fair value determined using a Black-Scholes valuation model, and is recognized over the vesting periods of the respective options on a graded basis. Consideration paid to the Company on exercise of options is credited to share capital.
Under the Company's Deferred Share Unit ("DSU") plan, DSUs may be granted to executive officers and directors. Compensation expense for such grants is recorded in the consolidated statements of operation with a corresponding increase recorded in the contributed surplus account in the consolidated balance sheets. The expense is based on the fair values at the time of grant and is recognized over the vesting periods of the respective DSUs. Upon exercise the Company's compensation committee may, at its discretion, issue cash, shares or a combination thereof.
The Company's Share Appreciation Rights ("SARs") plan allows SARs to be issued to executives, employees and directors. These awards are settled in cash on the exercise date equal to the Company's stock price less the strike price. Since these awards are settled in cash, the Company marks-to-market the associated expense for each award at the end of each reporting period using a Black-Scholes model. The Company accounts for these as liability awards and marks-to-market the fair value of the award until final settlement.
Under the Company's Performance Share Units ("PSU") plan, PSUs may be granted to executives, employees and non-employee directors. Each PSU represents one notional common share that is redeemed for cash based on the value of a common share at the end of the three-year performance period, to the extent performance and vesting criteria have been met. The PSUs vest at the end of a three-year performance. The cash award is determined by multiplying the number of units by the performance adjusting factor, which ranges from 0% to 200%. The performance factor is determined by comparing the Company's share price performance to the share price performance of a peer group of companies as listed in the PSU plan. As the Company was required to settle these awards in cash, they were accounted for as liability awards with corresponding compensation expense recognized. The final PSU grant vested on December 31, 2018 and as a result the Company did not recognize a PSU expense in 2019 and 2020.

Under the Company's 2017 performance and restricted share unit plan (the "2017 PRSU Plan"), performance share units ("2017 PSUs") and restricted share units ("2017 RSUs" and, together with the 2017 PSUs, the "Share Units") may be issued to any employee or officer of the Company or its designated affiliates. Share Units may be redeemed for: (i) common shares issued from treasury; (ii) common shares purchased in the secondary market; (iii) a cash payment; or (iv) a combination of (i), (ii) and (iii).
Each PRSU represents one notional common share that is redeemed for common shares or common shares plus cash subject to the consent of the Company based on the value of a common share at the end of the three-year performance period, to the extent performance and vesting criteria have been met. The PRSUs vest at the end of a three-year performance period. The award is determined by multiplying the number of Share Units by the performance adjustment factor, which ranges from 0% to 200%. The performance adjustment factor is determined by comparing the Company's share price performance to the share price performance of a peer group of companies as listed in the 2017 PRSU Plan. As the Company has a practice of settling these awards in common shares, they are accounted for as equity awards with corresponding compensation expense recognized.
In February 2020, the Company adopted a new UK Performance Share Unit Plan ("UK PSU Plan") which was approved by Golden Star shareholders on May 7, 2020. Under the UK PSU Plan, performance share units ("UK PSUs") may be issued to UK resident employees of the Company or its designated affiliates. UK PSUs may be redeemed for: (i) common shares issued from treasury; (ii) common shares purchased in the secondary market at the election of the participant and subject to consent of the Company; (iii) a cash payment at the election of the participant and subject to consent of the Company; or (iv) a combination of (i), (ii) and (iii).
Each UK PSU represents one notional common share that is redeemed for common shares or common shares and/or cash subject to the consent of the Company based on the value of a common share at the end of the three-year performance period, to the extent performance and vesting criteria have been met. UK PSUs vest at the end of a three-year performance period. The award is determined by multiplying the number of UK PSUs by the performance adjustment factor, which ranges from 0% to 200%.
The performance adjustment factor is determined by comparing the Company's share price performance to the share price performance of a peer group of companies determined by the Compensation Committee of the Board of Directors. The Company plans to settle these awards in common shares of the Company and so they are accounted for as equity awards with corresponding compensation expense recognized.
Right of use asset and lease liabilities
The lease liability is initially measured as the present value of future lease payments discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, each operation’s applicable incremental borrowing rate. The incremental borrowing rate is the rate which the operation would have to pay to borrow, over a similar term and with a similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment.
Lease payments included in the measurement of the lease liability comprise the following: fixed payments, including in-substance fixed payments, less any lease incentives receivable, variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date, amounts expected to be payable by the Company under residual value guarantees, the exercise price of a purchase option if the Company is reasonably certain to exercise that option, and payments of penalties for terminating the lease, if the Company expects to exercise an option to terminate the lease.
The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability, reducing the carrying amount to reflect lease payments made, and remeasuring the carrying amount to reflect any reassessment or lease modifications.
The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.
The right-of-use asset is initially measured at cost, which comprises the following: the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, less any lease incentives received, any initial direct costs incurred by the Company, and an estimate of costs to be incurred by the Company in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease, unless those costs are incurred to produce inventories.
The right-of-use asset is subsequently measured at cost, less any accumulated depreciation and any accumulated impairment losses, and adjusted for any remeasurement of the lease liability. It is depreciated in accordance with the Company’s accounting policy for plant and equipment, from the commencement date to the earlier of the end of its useful life or the end of the lease term.

Each lease payment is allocated between the lease liability and finance cost. The finance cost is charged to consolidated statements of operations over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.
On the consolidated balance sheets, right-of-use assets and lease liabilities are reported in mineral properties, plant and equipment and debt and lease liabilities, respectively.
Financial instruments
Financial assets
The Company recognizes all financial assets initially at fair value and classifies them into one of the following measurement categories: fair value through profit or loss (“FVTPL”), fair value through other comprehensive income (“FVOCI”) or amortized cost, as appropriate.
The Company assesses credit risk on accounts and other receivables at the end of each reporting period, measuring expected credit losses using a provision based matrix based on factors that are specific to the respective trade receivables, and changes in credit risk since the initial recognition of the respective financial instrument.
Financial liabilities
The Company recognizes all financial liabilities initially at fair value and classifies them as either FVTPL or loans and borrowings, as appropriate. The Company has not classified any of its derivatives as hedging instruments in an effective hedge.
Derivatives
From time to time the Company may utilize foreign exchange and commodity price derivatives to manage exposure to fluctuations in foreign currency exchange rates and gold prices, respectively. The Company does not employ derivative financial instruments for trading purposes or for speculative purposes. Derivative instruments are recorded on the balance sheet at fair value with changes in fair value recorded in the consolidated statements of operations. The Company did not have any foreign exchange derivatives outstanding at December 31, 2020.
7% Convertible Debentures embedded derivative
The Company's 7% Convertible Debentures embedded derivative is considered a financial instrument at FVTPL. The embedded derivative was recorded at fair value on the date of debt issuance. It is subsequently remeasured at fair value at each reporting date, and the changes in the fair value are recorded in the consolidated statements of operations. The fair value of the embedded derivative is determined using a convertible note valuation model, using assumptions based on market conditions existing at the reporting date.
Non-hedge derivative contracts
The non-hedge accounted costless collar contracts are considered FVTPL financial instruments with fair value determined using pricing models that utilize a variety of observable inputs that are a combination of quoted prices, applicable yield curves and credit spreads. The non-hedge derivative contracts are included within derivative liabilities on the balance sheet, with liabilities for positions expiring within one year classed as current derivative liabilities.
Share capital
Common shares are classified as equity. Costs directly attributable to the issue of new shares or share options are shown in equity as a deduction, net of tax, from the gross proceeds.
Discontinued operation
A discontinued operation is a component of the Company's business, the operations and cash flows of which can be clearly distinguishable from the rest of the Company and which:
•represents a separate major line of business or geographic area of operations;
•is part of a single coordinated plan to dispose of a separate major line of business or geographic area of operations; or
•is a subsidiary acquired exclusively with a view to re-sale.

When an operation is classified as discontinued, the comparative consolidated statement of operations is re-presented as if the operation had been discontinued from the start of the comparative year.

Deferred consideration
Where settlement of any part of cash consideration is deferred, the amounts receivable in the future are discounted to their present value as at the date of disposal.

The fair value of any contingent consideration is determined based on present value and the discount rate used is adjusted for counterparty or own credit risk. Any changes in fair value are recognized in the consolidated statement of operations.

Changes in accounting policies
The Company has adopted the following revised accounting standard effective January 1, 2020. The changes were made in accordance with the applicable transitional provisions.
Definition of a Business (Amendments to IFRS 3)

The amendments in Definition of a Business (Amendments to IFRS 3) are changes to Appendix A Defined terms, the application guidance, and the illustrative examples of IFRS 3 only. It:

•clarifies that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs;
•narrow the definitions of a business and of outputs by focusing on goods and services provided to customers and by removing the reference to an ability to reduce costs;
•add guidance and illustrative examples to help entities assess whether a substantive process has been acquired;
•remove the assessment of whether market participants are capable of replacing any missing inputs or processes and continuing to produce outputs; and
•add an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business.

There was no accounting impact to the consolidated financial statements on adoption of this standard.

The Company will adopt the following revised accounting standard effective January 1, 2021, with no accounting impact to the consolidated financial statements for the year ended December 31, 2020.

IBOR Reform - phase 2 amendments

In August 2020, the IASB published Phase 2 of its amendments to IFRS 9, IFRS 7 and IFRS 16 to address issues that impact financial reporting at the time of IBOR replacement with alternative rates. The amendments provide a practical expedient to ease the potential burden of accounting or changes in contractual cash flows, provide relief from specific hedge accounting requirements, and add disclosure requirements, at the time of IBOR replacement. The amendments are effective for annual reporting periods beginning on or after January 1, 2021, with early adoption permitted. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

4. CRITICAL ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS
Preparation of our consolidated financial statements in conformity with IFRS requires Management to make judgments, estimates and assumptions that can affect reported amounts of assets, liabilities, revenues and expenses and the accompanying disclosures. Estimates and assumptions are continuously evaluated and are based on Management's historical experience and on other assumptions we believe to be reasonable under the circumstances. However, uncertainty about these judgments, estimates and assumptions could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.
Deferred revenue
Significant judgment is required in determining the appropriate accounting for the Streaming Agreement that has been entered into. Management has determined that the Company assumes significant business risk associated with the timing and amount of ounces of gold ounces being delivered. As such, the deposits received have been recorded as deferred revenue liabilities in the consolidated balance sheet. The amount of gold ounces expected to be delivered can increase or decrease from previous estimates.

The amount by which the deferred revenue balance is reduced and recognized into revenue is based on a rate per ounce of gold delivered under the Streaming Agreement. This rate per ounce of gold delivered relating to the payments received by the Company is based on the remaining deferred revenue balance divided by the ounces that are expected to be delivered over the term of the Streaming Agreement.
As the Company’s Streaming Agreement contains a variable component, IFRS 15 requires that the transaction price be updated and re-allocated on an ongoing basis. As a result, the deferred revenue recognized per ounce of gold delivered under the Streaming Agreement will require an adjustment annually and each time there is a significant change in the underlying forecast gold production profile of a mine. Should a change in the transaction price be necessary, a cumulative catch-up adjustment to revenue will be made in the period in which the change occurs, to reflect the updated forecast production profile expected to be delivered under the Streaming Agreement.
Discontinued operations
Significant judgement was applied regarding classification of Prestea as a discontinued operation and whether the sale of Prestea represents a separate major line of business or geographical area. Management has considered that Prestea represents a separate major line of business considering Prestea is a separate segment and legal entity that has its own management team, employees, books and records and has a separate operating mine, processing plant and a different mining process than the Wassa mine and does not blend any of its gold inventories with Wassa. Further, the operating mine and processing plant are located in different geographic areas in Ghana. Accordingly, it was classified as a discontinued operation.

Mineral reserves and resources
Determining mineral reserves and resources is a complex process involving numerous variables and is based on a professional evaluation using accepted international standards for the assessment of mineral reserves. Estimation is a subjective process, and the accuracy of such estimates is a function of the quantity and quality of available data, the assumptions made and judgments used in engineering and geological interpretation. Mineral reserve estimation may vary as a result of changes in the price of gold, production costs, and with additional knowledge of the ore deposits and mining conditions.
Differences between Management's assumptions, including economic assumptions such as metal prices and market conditions, could have a material effect in the future on the Company's results and financial position, particularly a change in the rate of depreciation and amortization of the related mining assets and the recognition of deferred revenue.
Units of production depreciation
The mineral properties and a large portion of the property, plant and equipment is depreciated/amortized using the units of production method over the expected operating life of the mine based on estimated recoverable ounces of gold, which are the prime determinants of the life of a mine. Estimated recoverable ounces of gold include proven and probable mineral reserves. Changes in the estimated mineral reserves will result in changes to the depreciation charges over the remaining life of the operation. A decrease in the mineral reserves would increase depreciation and amortization expense and this could have a material impact on the operating results. The amortization base is updated on an annual basis based on the new mineral reserve and resource estimates.
Carrying value of assets and impairment charges
The Company undertakes a review of its assets at each reporting period to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount of the asset or cash-generating unit ("CGU") is made, which is considered to be the higher of its FVLCD and VIU. An impairment loss is recognized when the carrying value of the asset or CGU is higher than the recoverable amount. In undertaking this review, Management is required to make significant estimates of, amongst other things, discount rates, future production and sale volumes, metal prices, reserves and resource quantities, future operating and capital costs and reclamation costs to the end of the mine's life. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverability of the carrying values of the asset or CGU. In determining a CGU, Management has examined the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other assets or group of assets.
Assessment of impairment and reverse impairment indicators
Management applies significant judgment in assessing whether indicators of impairment or reverse impairment exist for an asset or group of assets which would necessitate impairment testing. Internal and external factors such as significant changes in the use of the asset, commodity prices and production costs are used by Management in determining whether there are any indicators.
Rehabilitation provisions
Environmental reclamation and closure liabilities are recognized at the time of environmental disturbance, in amounts equal to the discounted value of expected future reclamation and closure costs. The estimated future cash costs of such liabilities are based primarily upon environmental and regulatory requirements in the jurisdictions in which we operate as well as any other constructive obligations that exist. The liability represents Management's best estimates of cash required to settle the liability, inflation, assumptions of risks associated with future cash flows and the applicable risk-free interest rates for discounting the future cash outflow. The liability is reassessed and remeasured at each reporting date.
Fair value of financial instruments, including embedded derivatives
Where the fair value of financial assets and financial liabilities recorded in the financial statements cannot be derived from active markets, their fair value is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.
When measuring the fair value of an asset or liability, the Company uses observable market data to the greatest extent possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:
    Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities
    Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)
    Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)
Income taxes
We deal with uncertainties and judgments in the application of complex tax regulations in the various jurisdictions where our properties are located. The amount of taxes paid is dependent upon many factors, including negotiations with taxing authorities in the various jurisdictions and resolution of disputes arising from our international tax audits. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in our various tax jurisdictions based on our best estimate of additional taxes payable. We adjust these tax estimates in consideration of changing facts and circumstances, however, due to the complexity of some of these uncertainties, the ultimate resolution may result in payment that is materially different from our estimates of our tax liabilities. If our estimate of tax liability proves to be less than the ultimate assessment, an additional charge to expense would result. If the estimate of tax liabilities proves to be greater than the ultimate assessment, a tax benefit is recognized.
A deferred tax asset is recognized to the extent that it is probable that taxable earnings will be available against which deductible temporary differences can be utilized.
Expected credit losses
Significant judgement is required in determining the recoverability of deferred consideration recognized from the sale of Prestea (Note 5). Specifically, Management is required to estimate the probability of default and the loss given default, at the end of each reporting period. Management assesses the credit risk by taking into account factors that are both specific to the receivable and the general economic environment in which the relevant parties operate.

5. SALE OF PRESTEA
On July 26, 2020, the Company and its wholly-owned subsidiary, Caystar Holdings (“Caystar”), entered into a share purchase agreement (the "SPA") with Future Global Resources Limited ("FGR"), a subsidiary of Blue International Holdings (“BIH”), providing for the sale by Caystar and the purchase by FGR of all the issued and outstanding share capital of Bogoso Holdings ("Bogoso"), the holder of the 90% shares of Golden Star (Bogoso/Prestea) Limited (“GSBPL”).

Consideration

On September 30, 2020, the Company completed the sale of its 90% interest in Prestea to FGR for a deferred consideration of $34.3 million which is guaranteed by BIH and payable by FGR to Golden Star in the following tranches:

•$5 million of cash to be paid on the earlier of (i) the date at which FGR puts in place a new reclamation bond with the Environmental Protection Agency of Ghana in relation to Prestea, (ii) March 30, 2021;
•$10 million of cash and the net working capital adjusted balancing payment (as described in the SPA) which as at the date hereof amounts to $4.3 million to be paid on July 31, 2021; and
•$15 million of cash to be paid on July 31, 2023.

At the time of the sale, the $15 million consideration due on July 31, 2023 was discounted at the weighted average cost of capital of 7% (Note 13). Management has calculated the net working capital adjusted balancing payment of the deferred consideration in accordance with the terms of the SPA and is not expecting any material adjustments to the balance.

Contingent Payment

In addition to the deferred consideration, a contingent payment of up to $40 million may become payable by FGR to Golden Star conditional upon the occurrence of the milestones set out hereinafter in respect of the development of the Bogoso Sulfide Project (the "Contingent Payment"). The triggering event for the Contingent Payment is the earlier of (i) the date of FGR’s formal decision to proceed with the Bogoso Sulfide Project is made, or (ii) the date on which an aggregate of 5% of the sulfide mineral resources as stated at the end of 2019, being 1.76 million ounces of measured and indicated resources and 0.07 million ounces of inferred resource has been extracted (the earlier of (i) and (ii) being the “Decision to Proceed”). The quantum of the Contingent Payment is determined by reference to the average spot gold price for the 90-day period preceding the date of the Decision to Proceed and shall amount to:

•$20 million, if the average spot gold price is less than or equal to $1,400 per ounce ("/oz");
•$30 million, if the average spot gold price is greater than $1,400/oz but less than or equal to $1,700/oz; or
•$40 million, if the average spot gold price is greater than $1,700/oz.

The Contingent Payment is payable in two tranches:

•50% at the time of (i) the Decision to Proceed, or (ii) declaration that 5% of the sulfide mineral resources have been extracted; and
•50% at the time of the first anniversary of (i) achieving commercial production following the Decision to Proceed, or (ii) the declaration that 5% of the sulfide mineral resources have been extracted.

The amount recognized for the Contingent Payment on completion of the sale of Prestea is $nil as there has been no occurrence of the aforementioned milestones upon which the Contingent Payment is payable.

Modification of the Royal Gold Streaming Agreement

Concurrent with the completion of the sale of Prestea, Caystar Finance Co. ("Caystar Finance"), a wholly-owned subsidiary of Golden Star, and RGLD Gold AG, an affiliate of Royal Gold, Inc., entered into an amended and restated Streaming Agreement (the “RG Streaming Agreement”) to inter alia assign and transfer the rights and obligations to deliver Prestea gold production from Caystar Finance to Bogoso. As a result of the latter, Wassa now retains the remaining Tier One streaming obligation toward RGLD Gold AG, which relates to the delivery of gold at a rate of 10.5% of production with a cash purchase price of 20% of the spot prices until 240,000 ounces have been delivered. Following the delivery of the remaining Tier One obligation, the streaming obligation at Wassa will transition into the Tier Two structure, pursuant to which Golden Star will deliver to RGLD Gold AG 5.5% of its gold production with a cash purchase price of 30% of the spot price.

Significant judgment was required when determining the amount of the consideration to be allocated to the remaining performance obligations relating to the remaining Tier One ounces and the subsequent delivery of the Tier Two ounces from Wassa in the Streaming Agreement, with reference to the underlying life of mine plans and the corresponding derecognition of the deferred revenue balance relating to the remaining Prestea ounces. Management’s estimates of life of mine plans are tied to the reserves and resources estimates which are reviewed and approved by the Company’s Qualified Persons pursuant to National Instrument 43-101 (“NI 43-101”).

The carrying amounts of the Prestea net liabilities as at the date of sale (September 30, 2020), including the deferred revenue relating to the Prestea portion of the previous stream agreement, and the resulting loss on sale are as follows:

Cash and cash equivalents	1,692
Accounts receivable	1,727
Inventories	12,653
Prepaids and other	1,399
Restricted cash	991
Mining interests	82,648
Total assets	101,110

Accounts payable	(39,475)
Rehabilitation provisions	(52,867)
Deferred revenue	(9,072)
Debt	(15)
Total liabilities	(101,429)

Carrying value of net liabilities	(319)
Fair value of deferred consideration (Note 13)	31,679
Gain on sale of Prestea before non-controlling interest	31,998
Derecognition of non-controlling interest	(68,565)
Loss on sale of Prestea	(36,567)

The financial results of Prestea for the period to the date of sale (September 30, 2020), as well as the restated comparative period, have been presented as discontinued operations in the consolidated statements of operations and the consolidated statements of cash flows. The components of net loss from discontinued operations and cash flow information for the years ended December 31, 2020 and December 31, 2019 were as follows:

	For the Years Ended December 31,
	2020	2019
Revenue	35,731	60,917
Cost of sales excluding depreciation and amortization	44,637	76,217
Depreciation and amortization	5,249	11,920
Mine operating loss	(14,155)	(27,220)
Prestea general and administrative expense	1,050	1,293
Other expense, net	4,904	(322)
Impairment charges	—	56,762
Loss on sale of Prestea	36,567	—
Loss before finance and tax	(56,676)	(84,953)
Finance (income)/expense, net	(242)	3,009
Net loss from discontinued operations	(56,434)	(87,962)
Net income/(loss) and comprehensive loss from discontinued operations attributable to non-controlling interest	34,224	(15,211)
Net loss and comprehensive loss from discontinued operations attributable to Golden Star shareholders	(90,658)	(72,751)
In 2019, Management observed a decrease in the Prestea mine’s cash flow reflecting adjustments to key mine planning, cost and working capital assumptions following the conclusion of the independent review of the underground operations at Prestea which resulted in a trigger for an impairment test.

The recoverable amount of the Prestea CGU of $nil was determined based on a discounted cash flow analysis of an indicative life of mine model. This life of mine model is management’s best estimate of the recoverable amount of Prestea’s assets at December 31, 2019.

The impairment test concluded that the recoverable amount of the Prestea CGU using a value in use model was lower than its carrying value as at December 31, 2019. This resulted in an impairment charge of $56.8 million to the consolidated statement of operations and a reduction in the carrying value of Prestea’s assets.

The key assumptions used in determining the recoverable amount of the Prestea CGU included a long term gold price of $1,400 per ounce, discount rate of 7% and life of mine of seven years.

Included in Other expenses for the year ended December 31, 2020 are transition-related expenses and transaction-related costs pertaining to the sale of Prestea of $3.3 million.

	For the Years Ended December 31,
	2020	2019
Net cash used in operating activities	(23,915)	(27,280)
Net cash used in investing activities	(7,475)	(10,923)
Net cash used in financing activities	(20)	(25)
Net cash used by discontinued operations	(31,410)	(38,228)

6. SEGMENTED INFORMATION
Segmented revenue and results
The Company has reportable segments as identified by the individual mining operations. During 2020 the Company has classified Prestea as a discontinued operation and has revised the disclosure below to not present Prestea as a segment. Segments are operations reviewed by Management. Each segment is identified based on quantitative and qualitative factors.

For the Years Ended December 31,	Wassa	Other	Corporate	Total
2020
Revenue	272,481	—	—	272,481
Mine operating expenses	107,400	—	—	107,400
Severance charges	45	—	—	45
Operating costs from metal inventory	1,918	—	—	1,918
Inventory write-off	176	—	—	176
Royalties	14,883	—	—	14,883
Cost of sales excluding depreciation and amortization	124,422	—	—	124,422
Depreciation and amortization	23,727	—	—	23,727
Mine operating profit	124,332	—	—	124,332
Income tax expense	48,266	—	—	48,266
Net loss from continuing operations attributable to non-controlling interest	(365)	—	—	(365)
Net income/(loss) from continuing operations attributable to Golden Star	71,213	(1,153)	(31,542)	38,518

Capital expenditures	45,155	—	69	45,224

2019
Revenue	203,820	—	—	203,820
Mine operating expenses	98,722	—	—	98,722
Severance charges	225	—	—	225
Operating costs from metal inventory	299	—	—	299
Royalties	10,877	—	—	10,877
Cost of sales excluding depreciation and amortization	110,123	—	—	110,123
Depreciation and amortization	17,134	—	—	17,134
Mine operating profit	76,563	—	—	76,563
Income tax expense	27,439	—	—	27,439
Net income from continuing operations attributable to non-controlling interest	4,671	—	—	4,671
Net income/(loss) from continuing operations attributable to Golden Star	35,357	1,190	(31,230)	5,317

Capital expenditures	60,123	—	—	60,123
Segmented Assets
The following table presents the segmented assets:

	Wassa	Prestea	Other	Corporate	Total
December 31, 2020
Total assets	285,573	—	378	57,910	343,861

December 31, 2019
Total assets	232,182	94,453	2,951	43,022	372,608

7. REVENUE
Revenue includes the following components:

	For the Years Ended December 31,
	2020	2019
Revenue - Spot sales	265,593	194,626
Cash payment proceeds	6,197	4,610
Deferred revenue recognized	8,662	10,220
Variable consideration adjustment	(7,971)	(5,636)
Revenue - Streaming Agreement	6,888	9,194
Total revenue	272,481	203,820
Information about major customers
During the year ended December 31, 2020, approximately 90% (year ended December 31, 2019 - 90%) of our gold production was sold through a gold refinery located in South Africa. Except for the sales to RGLD Gold AG as part of the Streaming Agreement, the refinery arranges for the sale of gold typically on the day the gold doré arrives at the refinery and the Company receives payment for the refined gold sold two working days after the gold doré arrives at the refinery (Note 3 Revenue Recognition for a description of the change to the sale of gold doré effective as of March 20, 2020). Previously, the sale of gold completed on the same day the gold was shipped from the mine site.

The global gold market is competitive with numerous banks and gold refineries willing to buy refined gold and gold doré on short notice. Therefore, we believe that the loss of one of our current customers would not materially delay or disrupt revenue.
8. COST OF SALES EXCLUDING DEPRECIATION AND AMORTIZATION
Cost of sales, excluding depreciation and amortization, include the following components:

	For the Years Ended December 31,
	2020	2019
Contractors	8,671	11,133
Electricity	9,427	10,219
Fuel	5,449	5,744
Raw materials and consumables	22,217	17,702
Salaries and benefits	37,806	33,152
Maintenance parts and consumables	14,714	12,103
General and administrative overheads	7,714	8,023
Sales-related costs	1,402	646
Mine operating expenses	107,400	98,722
Severance charges	45	225
Operating costs to metal inventory	1,918	299
Inventory write-downs (Note 14)	176	—
Royalties	14,883	10,877
	124,422	110,123

9. OTHER EXPENSE, NET

Other expense includes the following components:

	For the Years Ended December 31,
	2020	2019
Realized loss on non-hedge derivative contracts (Note 24)	2,476	—
Corporate office relocation costs	407	7,221
Loss/(gain) on disposal of assets	40	(13)
Other expenses	1,926	4,679
	4,849	11,887

10. FINANCE EXPENSE, NET
Finance expense and income include the following components:

	For the Years Ended December 31,
	2020	2019
Interest expense on principal debt	7,106	4,767
Interest on financing component of deferred revenue (Note 18)	3,026	4,288
Accretion of 7% Convertible Debentures discount (Note 19)	2,733	2,390
Amortization of deferred financing fees	1,020	642
Net foreign exchange loss/(gain)	439	(45)
Accretion of rehabilitation provision (Note 17)	155	191
Gain on modification of Macquarie Credit Facility (Note 19)	(2,973)	—
Variable adjustment component (Note 18)	(1,534)	(6,189)
Accretion of long-term receivables discount (Note 13)	(220)	—
Interest income	(289)	(1,429)
	9,463	4,615

On October 17, 2019, the Company closed a $60 million senior secured credit facility with Macquarie Bank Limited (“Macquarie”) (the Credit Facility") as further discussed in Note 19. The Company used the proceeds from the group-held Macquarie Credit Facility to repay site-level financing arrangements. Interest expense on principal debt held by Prestea and included in loss on discontinued operations for the year ended December 31, 2019 amounted to $2.7 million (Note 5).

11. INCOME TAXES
We recognize deferred tax assets and liabilities based on the difference between the financial reporting and tax basis of assets and liabilities using the tax rates enacted or substantively enacted when the temporary differences are expected to reverse. Deferred tax assets are fully recognized when we conclude sufficient positive evidence exists to demonstrate that it is probable that a deferred tax asset will be realized. These factors included, but are not limited to, (a) historic and expected future levels of taxable income; (b) tax plans that affect whether tax assets can be realized; and (c) the nature, amount and expected timing of reversal of taxable temporary differences. Levels of future income are affected by market price of gold, forecast future costs of production and quantities of proven and probable gold reserves.  If these factors or other circumstances changes, the Company records an adjustment to the recognition of deferred tax asset to reflect the Company’s latest assessment of the amount of deferred tax asset that is probable to be realized.
Our net deferred tax liabilities at December 31, 2020 and 2019 include the following components:

	December 31, 2020	December 31, 2019
Deferred tax assets
Deductible temporary differences relating to provisions	5,608	4,672
Deferred tax liabilities
Mine property costs	36,706	25,226
Net deferred tax liabilities	31,098	20,554
The composition of our unrecognized deferred tax assets by tax jurisdiction is summarized as follows:

	December 31, 2020	December 31, 2019
Deductible temporary differences
Canada	4,521	7,006
Ghana	824	1,859
	5,345	8,865

Tax losses
Canada	67,818	60,195
Other	2,396	334
	70,214	60,529

Total unrecognized deferred tax assets
Canada	72,339	67,201
Ghana	824	1,859
Other	2,396	334
	75,559	69,394
At December 31, 2020, the Company had a tax pool of $43.7 million which has no expiry date and loss carryovers of $246.7 million which expires between 2026 and 2040.
The income tax expense includes the following components:

	For the years ended December 31,
	2020	2019
Current tax expense
Current tax on net earnings	36,748	6,291
Adjustments in respect to prior year	973	—
	37,721	6,291
Deferred tax expense
Originating and reversal of temporary differences in the current year	10,545	21,148
Income tax expense	48,266	27,439

During the current year, current income taxes amounting to $25.8 million (2019 - $5.5 million) was paid and a further $13.2 million was paid subsequent to the financial year in relation to the Q4 2020 period.
A reconciliation of expected income tax on net loss before minority interest at statutory rates with the actual income tax expense is as follows:

	For the Years Ended December 31,
	2020	2019
Income from continuing operations before tax	86,419	37,427
Statutory tax rate	26.5%	26.5%
Tax benefit at statutory rate	22,901	9,918

Foreign tax rates	17,238	7,252
Permanent differences	451	1,880
Change in unrecognized deferred tax assets due to exchange rates	(1,209)	(2,424)
Change in unrecognized deferred tax assets	8,885	10,813
Income tax expense	48,266	27,439

In 2019, the Ghana Revenue Authority (“GRA”) issued a tax assessment to Golden Star (Wassa) Limited, relating to the 2014-2016 periods that claimed a reduction in the attributable tax losses by $29 million which following our appeal was reduced to $4 million during the course of 2020. Management still believes that the majority of the matters noted in the updated assessment are either incorrect or unsubstantiated and has filed a second appeal in an attempt to resolve these matters.
Subsequent to the financial year ended December 31 2020, the GRA issued a tax assessment to Golden Star (Wassa) Limited, relating to the 2017-2018 periods that claimed a reduction in the attributable tax losses by $4 million. Management believes that the majority of the matters in the assessment are either incorrect or unsubstantiated and has filed an appeal in an attempt to resolve these matters.
As Golden Star (Wassa) Limited utilized all its tax loss carry forwards in the year ending December 31, 2019, if the above audit assessments were to be upheld there would be a cash tax exposure of approximately $3 million.
Overall, it is the Company’s current assessment that the relevant assessments and claims by the GRA are in most cases unsubstantiated and without merit. No amounts have been recorded for any potential liability associated with the above amounts and the Company intends to defend any follow up in relation to this matter should it arise. The amount of loss, if any, cannot be determined at the current time.

12. INCOME/(LOSS) PER COMMON SHARE
The following table provides a reconciliation between basic and diluted loss per common share:

	For the Years Ended December 31,
	2020	2019
Net income/(loss) attributable to Golden Star shareholders used in calculating basic income/(loss) per share:
From continuing operations	38,518	5,317
From discontinued operations (Note 5)	(90,658)	(72,751)
	(52,140)	(67,434)
Diluted income/(loss)
Net income from continuing operations attributable to Golden Star shareholders:
Used in calculating basic income/(loss) per share	38,518	5,317
Adjustments:
Interest expense on 7% Convertible Debentures	3,615	—
Accretion of 7% Convertible Debentures discount (Note 10)	2,733	—
Gain on fair value of 7% Convertible Debentures embedded derivative (Note 24)	(2,965)	—
Used in calculating diluted income/(loss) per share	41,901	5,317
Net loss from discontinued operations attributable to Golden Star Shareholders	(90,658)	(72,751)
Loss attributable to Golden Star shareholders used in calculating diluted income/(loss) per share	(48,757)	(67,434)

Weighted average number of basic shares (millions)	110.3	109.0
Dilutive securities:
Options	0.1	0.8
Deferred share units	1.3	1.2
Performance and restricted share units	0.4	1.0
UK performance share units	1.3	—
7% Convertible Debentures	11.4	—
Weighted average number of diluted shares (millions)	124.8	112.0

Basic income/(loss) per share
From continuing operations	$0.35	$0.05
From discontinued operations	$(0.82)	$(0.67)
Basic loss per share attributable to Golden Star shareholders	$(0.47)	$(0.62)

Diluted income/(loss) per share
From continuing operations	$0.34	$0.05
From discontinued operations	$(0.82)	$(0.67)
Diluted loss per share attributable to Golden Star shareholders	$(0.47)	$(0.62)

13. ACCOUNTS AND OTHER RECEIVABLES
The following table summarizes the components of the Company's current and long-term accounts receivables:

	As of	As of
	December 31, 2020	December 31, 2019
Current:
Deferred consideration for the sale of Prestea (Note 5)	19,297	—
Gold sales receivable	174	1,206
Indirect taxes	1,579	3,649
Other	2,710	1,648
	23,759	6,503
Long-term:
Deferred consideration for the sale of Prestea (Note 5)	12,602	—
	12,602	—
As discussed in Note 5, the Company completed the sale of Prestea to FGR for a deferred consideration which is guaranteed by BIH. The current portion of the receivable from FGR includes the $5 million payable no later than March 30, 2021, the $10 million payable on July 31, 2021 and a net working capital adjusted balancing payment of approximately $4.3 million, also payable on July 31, 2021. Management has calculated the net working capital adjusted balancing payment of the deferred consideration in accordance with the terms of the SPA and is not expecting any material adjustments to the balance. During the year ended December 31, 2020, the Company recognized interest on the non-current portion of the receivable $0.2 million (Note 10).
14. INVENTORIES
Inventories include the following components, net of provisions:

	As of	As of
	December 31, 2020	December 31, 2019
Stockpiled ore	6,706	7,578
In-process ore	1,057	2,721
Finished goods	449	394
Materials and supplies	22,388	28,167
	30,600	38,860
The cost of inventories expensed for the year ended December 31, 2020 was $109.5 million (year ended December 31, 2019 - $99.2 million).
Write-downs of materials and supplies of $0.2 million were recorded for the year ended December 31, 2020 (year ended December 31, 2019 - $nil) (Note 8).
The finished goods inventory as of December 31, 2020 of $0.4 million is carried at net realizable value.

15. MINING INTERESTS
The following table shows the breakdown of the cost, accumulated depreciation and net book value of plant and equipment, mining properties and construction in progress:

	Plant and equipment	Mining properties	Construction in progress	Total
Cost
As of December 31, 2018	478,760	930,230	28,569	1,437,559
Additions	238	288	72,615	73,141
Right of use asset additions	2,631	—	—	2,631
Transfers	11,586	71,337	(82,923)	—
Change in rehabilitation provision estimate	—	4,830	—	4,830
Disposals and other	(621)	—	—	(621)
Balance at December 31, 2019	492,594	1,006,685	18,261	1,517,540
Additions	69	—	52,151	52,220
Right of use asset additions	599	—	—	599
Transfers	22,526	39,602	(62,128)	—
Change in rehabilitation provision estimate	—	2,215	—	2,215
Derecognized on sale of Prestea (Note 5)	(226,396)	(244,612)	(4,598)	(475,606)
Disposals and other	(301)	—	—	(301)
Balance at December 31, 2020	289,091	803,890	3,686	1,096,667

Accumulated depreciation
As of December 31, 2018	432,799	734,120	—	1,166,919
Depreciation and amortization	10,582	19,044	—	29,626
Disposals and other	(456)	—	—	(456)
Impairment charges	7,338	49,424	—	56,762
Balance at December 31, 2019	450,263	802,588	—	1,252,851
Depreciation and amortization	11,986	17,596	—	29,582
Derecognized on sale of Prestea (Note 5)	(210,594)	(182,364)	—	(392,958)
Disposals and other	(220)	—	—	(220)
Balance at December 31, 2020	251,435	637,820	—	889,255

Carrying amount
Balance at December 31, 2019	42,331	204,097	18,261	264,689
Balance at December 31, 2020	37,656	166,070	3,686	207,412
Additions to mining interests are presented inclusive of discontinued operations, whereas additions per the consolidated statement of cash flows and the segment information (Note 6) are presented excluding discontinued operations. The following table presents the split of additions:

	Year ended December 31, 2020	Year ended December 31, 2019
Continuing operations	45,224	60,123
Discontinued operations	6,996	13,018
	52,220	73,141

As at December 31, 2020, the right-of-use assets had net carrying amounts of $2.7 million (December 31, 2019 - $3.3 million). The total minimum lease payments are disclosed in Note 19 - Debt.

16. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities include the following components:

	As of	As of
	December 31, 2020	December 31, 2019
Trade and other payables	20,026	42,232
Accrued liabilities	14,137	35,921
Payroll-related liabilities	4,917	7,780
Accrued interest payable	2,217	2,435
	41,297	88,368
See Note 28 for a reclassification of accounts payable and accrued liabilities as of December 31, 2019.

17. REHABILITATION PROVISIONS
At December 31, 2020, the estimated total undiscounted amount of future cash for rehabilitation of Wassa was estimated to be $17.8 million. A discount rate assumption of 0.3%, an inflation rate assumption of 1.7% and a risk premium of 5% were used to value the rehabilitation provisions as at December 31, 2020. This compares to a discount rate assumption of 2%, an inflation rate assumption of 2% and a risk premium of 5% used as at December 31, 2019. The Company expects the payments for reclamation to be incurred between 2021 and 2027. The changes in the carrying amount of the rehabilitation provisions are as follows:

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019
Beginning balance	68,435	66,225
Accretion of rehabilitation provisions (Note 10)	444	730
Changes in estimates	4,188	4,651
Cost of reclamation work performed	(2,632)	(3,171)
Derecognized on sale of Prestea (Note 5)	(52,867)	—
Balance at the end of the period	17,568	68,435

Current portion	2,018	5,826
Long term portion	15,550	62,609
	17,568	68,435
For the year ended December 31, 2020, the accretion of the rehabilitation provision for Prestea of $0.2 million was included in the net loss for discontinued operations (Note 5) and the accretion of the rehabilitation provision for Wassa of $0.2 million was included in finance expenses (Note 10). The cost of reclamation work performed for Prestea for the year ended December 31, 2020 of $1.4 million (2019 - $1.9 million) was included within net cash used in operating activities of discontinued operations. The remaining cost of reclamation work for the year ended December 31, 2020 of $1.2 million (2019 - $1.2 million) pertains to work performed for Wassa and is included within net cash provided by operating activities of continuing operations.
Changes in estimates for the year ended December 31, 2020 comprised $0.9 million of charges relating to Wassa (2019 - $1.6 million) and $3.3 million relating to Prestea up until the point of sale (2019 - $3.1 million). Changes in estimates of $2.0 million (2019 - ($0.2 million)) relates to discontinued refractory operations at Prestea and is included in Other expenses within net loss from discontinued operations in the consolidated statement of operations (Note 5). The remaining change in estimates of $2.2 million (2019 - $4.8 million) relating to non-refractory operations is included with mining interests (Note 15).
18. DEFERRED REVENUE
In May 2015, the Company through its subsidiary Caystar Finance Co. completed a $145 million gold purchase and sale agreement (“Streaming Agreement”) with RGLD Gold AG which provides that Golden Star will deliver 10.5% of gold production from Wassa and Prestea at a cash purchase price of 20% of spot gold until 240,000 ounces have been delivered. Thereafter, 5.5% of gold production will be delivered from Wassa and Prestea at a cash purchase price of 30% of spot gold price. As at December 31, 2020 the Company had delivered a total of 119,997 ounces of gold to RGLD Gold AG since the inception of the Streaming Agreement.
Following the sale of Prestea and as discussed in Note 5, the Streaming Agreement has been restructured to separate Prestea from the current arrangement. Wassa will now deliver the remainder of the Tier One streaming obligation and thereafter Wassa will transition into the Tier Two structure, which delivers 5.5% of gold production at a cash purchase price of 30% of spot gold price.
The changes in the carrying value of deferred revenue are as follows:

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019
Beginning balance	113,975	119,948
Deferred revenue recognized before cumulative catch-up adjustment	(9,804)	(13,334)
Variable consideration adjustment	6,437	3,073
Interest on financing component of deferred revenue (Note 10)	3,026	4,288
Derecognized on sale of Prestea (Note 5)	(9,072)	—
Balance at the end of the period	104,562	113,975

Current portion	7,646	11,191
Long term portion	96,916	102,784
Total	104,562	113,975
During the year ended December 31, 2020, the Company sold 19,816 (2019 - 21,720) ounces of gold to RGLD Gold AG. Revenue recognized on the ounces sold from Wassa production to RGLD Gold AG during the year ended December 31, 2020 consisted of $6.2 million (2019 - $4.6 million) of cash payment proceeds and $8.7 million (2019 - $10.2 million) of deferred revenue recognized (Note 7). Revenue recognized on the ounces sold from Prestea production to RGLD Gold AG during the year ended December 31, 2020 and recognized in Discontinued operations (Note 5) consisted of $0.8 million (2019 - $1.4 million) of cash payments proceeds and $1.1 million of deferred revenue recognized (2019 - $3.1 million).
As the Company's Streaming Agreement contains a variable component, each time there is a significant change in the underlying gold production of the Company's mines a cumulative catch-up adjustment to revenue is required. In 2020, the Company realized an adjustment to revenue and finance costs due to an increase in the Company's mineral resource and reserve estimates related to Wassa as reflected in the latest life of mine plans. The result of the adjustment was to reduce revenue by $8.0 million (2019 - $9.3 million of which $3.7 million has been allocated to discontinued operations), reduce finance expense by $1.5 million (2019 - $6.2 million) and increase deferred revenue by $6.4 million (2019 - $3.1 million).
19. DEBT
The following table summarizes the components of the Company's current and long-term debt:

	As of	As of
	December 31, 2020	December 31, 2019
Current debt:
Lease liabilities	296	987
7% Convertible Debentures	49,735	—
Macquarie Credit Facility	—	15,000
	50,031	15,987
Long-term debt:
Lease liabilities	1,185	1,394
7% Convertible Debentures	—	47,002
Macquarie Credit Facility	54,547	42,386
	55,732	90,782

Lease liabilities

Lease liabilities as at December 31, 2020 include equipment lease agreements totaling $0.1 million (2019 - $0.6 million) and a corporate office lease of $1.4 million (2019 - $1.8 million) which has a remaining lease term of five years. Short-term lease payments for the period ended December 31, 2020 were $1.7 million (2019 - $1.4 million).

Macquarie Credit Facility

On October 17, 2019, the Company closed the $60 million senior secured Macquarie Credit Facility. The interest rate is 4.5% plus the applicable USD LIBOR rate. Certain subsidiaries of the Company are guarantors under the Macquarie Credit Facility, namely, Caystar Holdings, Wasford Holdings, Golden Star (Wassa) Limited, and Caystar Finance Co.

On October 9, 2020, the Company entered into a modified and restated credit agreement with Macquarie pursuant to which Macquarie upsized the credit facility to $70 million representing a $20 million increase on the outstanding balance of $50 million. This allowed the Company to re-draw the two $5 million principal repayments that were made in June and September 2020 and provided an additional $10 million of new capacity which will be made available in conjunction with the redemption of the 7% Convertible Debentures maturing in August 2021.

The modification of the Macquarie Credit Facility included a rescheduled amortization profile which defers quarterly repayments of $5 million per quarter to March 2022. The quarterly principal repayments will continue to December 2023 when the remaining balance of the Macquarie Credit Facility will be settled by a $25 million bullet payment. Should the Company elect to draw the additional $10 million at the time it becomes available, the next quarterly principal repayment will be brought forward to September 2021.

The modification of the Macquarie Credit Facility resulted in a gain on modification of $3.0 million and is reflected in Finance expense, net (Note 10).

The Macquarie Credit Facility includes covenant clauses requiring the Company to maintain certain key financial ratios. There were no changes to the covenant clauses as a result of the modification, refer to note 25.

7% Convertible Debentures

The 7% Convertible Debentures were issued on August 3, 2016, in the amount of $65.0 million due August 15, 2021. The Company entered into exchange and purchase agreements with two holders of its 5% Convertible Debentures due June 1, 2017 to exchange $42.0 million principal amount of the outstanding 5% Convertible Debentures for an equal principal amount of 7% Convertible Debentures (the "Exchange"), with such principal amount being included in the issuance of the $65.0 million total aggregate principal amount of the 7% Convertible Debentures. The Company did not receive any cash proceeds from the Exchange. The 7% Convertible Debentures are governed by the terms of an indenture dated August 3, 2016, by and between the Company and The Bank of New York Mellon, as indenture trustee.

The 7% Convertible Debentures are senior unsecured obligations of the Company, bear interest at a rate of 7.0% per annum, payable semi-annually on February 1 and August 1 of each year, beginning on February 1, 2017, and will mature on August 15, 2021, unless earlier repurchased, redeemed or converted. Subject to earlier redemption or purchase, the 7% Convertible Debentures are convertible at any time until the close of business on the third business day immediately preceding August 15, 2021 at the option of the holder, and may be settled, at the Company's election, in cash, common shares of the Company, or a combination of cash and common shares based on an initial conversion rate. The initial conversion rate of the 7% Convertible Debentures, subject to adjustment, is approximately 222 common shares of the Company per $1,000 principal amount of 7% Convertible Debentures being converted, which is equivalent to an initial conversion price of approximately $4.50 per common share. The initial conversion rate is subject to adjustment upon the occurrence of certain events.
Prior to August 15, 2019, the Company could not redeem the 7% Convertible Debentures except in the event of certain changes in applicable tax law. On or after August 15, 2019, the Company may redeem all or part of the outstanding 7% Convertible Debentures at the redemption price, only if the last reported sales price of the Company's common shares for 20 or more trading days in a period of 30 consecutive trading days ending on the trading day prior to the date the Company provides the notice of redemption to holders exceeds 130% of the conversion price in effect on each such trading day. The redemption price is equal to the sum of (i) 100% of the principal amount of the 7% Convertible Debentures to be redeemed, (ii) any accrued and unpaid interest to, but excluding, the redemption date, and (iii) a redemption make-whole payment, payable in cash, common shares of the Company or a combination thereof, at the Company's election, equal to the present value of the remaining scheduled payments of interest that would have been made on the 7% Convertible Debentures to be redeemed had such debentures remained outstanding from the redemption date to August 15, 2021 (excluding interest accrued to, but excluding, the redemption date, which is otherwise paid pursuant to the preceding clause (ii)).
The conversion feature referred to above is an embedded derivative. The Company selected to bifurcate the conversion feature from the host instrument, thereby separating it from the debt component. The debt component is recorded at amortized cost and the embedded derivative is accounted for at fair value. At December 31, 2020, the fair value of the embedded derivative was $2.6 million (December 31, 2019 - $5.6 million). The revaluation gain of $3.0 million is recorded in the consolidated statement of operations (year ended December 31, 2019 - revaluation loss of $1.4 million).
There were no conversions of the 7% Convertible Debentures during the years ended December 31, 2020 and 2019. As at December 31, 2020, $51.5 million principal amount of 7% Convertible Debentures remains outstanding.
The changes in the carrying amount of the 7% Convertible Debentures are as follows:

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019
Beginning balance	47,002	44,612
Accretion of 7% Convertible Debentures discount (Note 10)	2,733	2,390
Balance at the end of the period	49,735	47,002

Schedule of payments on outstanding debt as of December 31, 2020:

	Year ending December 31, 2021	Year ending December 31, 2022	Year ending December 31, 2023	Year ending December 31, 2024	Year ending December 31, 2025	Maturity
Lease liabilities
Principal	297	303	303	323	255	2025
Interest	81	62	43	24	4

7% Convertible Debentures
Principal	51,498	—	—	—	—	2021
Interest	3,605	—	—	—	—

Macquarie Credit Facility
Principal	—	20,000	40,000	—	—	2023
Interest	2,831	2,595	1,936	—	—

Total principal	51,795	20,303	40,303	323	255
Total interest	6,517	2,657	1,979	24	4
	58,312	22,960	42,282	347	259

20. SHARE CAPITAL

	Number of Common Shares	Share Capital
Balance at December 31, 2018	108,819,009	908,035
Issued on exercise of DSUs	437,772	2,054
Issued on exercise of stock options	128,282	116
Balance at December 31, 2019	109,385,063	910,205
Issued on exercise of DSUs	135,557	176
Issued on exercise of stock options	1,711,680	7,376
Issued on settlement of PRSUs, net of tax	81,295	256
Balance at December 31, 2020	111,313,595	918,013
On October 28, 2020, the Company entered into a $50 million “at the market” sales agreement. The use of proceeds from the “at the market” sales agreement is for discretionary growth capital at Wassa, exploration, general corporate purposes and working capital. As at February 24, 2021, no shares of common stock had been sold under the "at the market" sales agreement.
21. SHARE-BASED COMPENSATION
Share-based compensation expenses recognized in the consolidated statements of operations include the following components:

	For the Years Ended December 31,
	2020	2019
Stock options	438	1,890
Deferred share units	518	689
Share appreciation rights	35	(52)
Performance and restricted share units	394	592
UK performance share units	1,610	—
	2,995	3,119
Stock options
Under the Fourth Amended and Restated 1997 Stock Option Plan (the "Stock Option Plan"), the Company may grant stock options to employees, consultants and directors of the Company or its subsidiaries of up to 7,000,000 shares. Stock options granted are non-assignable and are exercisable for a period of 10 years or such other period as is stipulated in a stock option agreement between Golden Star and the optionee.

The exercise price of each option is not less than the closing price of our shares on the Toronto Stock Exchange on the day prior to the date of grant. Stock options typically vest over periods ranging from immediately to four years from the date of grant. Vesting periods are determined at the discretion of the Compensation Committee.
As of February 22, 2020, the Company no longer grants stock options under the existing Stock Option Plan.

The fair value of option grants is estimated at the grant dates using the Black-Scholes option-pricing model. Fair values of stock options granted during the year ended December 31, 2020 and 2019 were based on the weighted average assumptions noted in the following table:

	For the Years Ended December 31,
	2020	2019
Expected volatility	56.69%	51.20%
Risk-free interest rate	1.41%	1.73%
Expected lives	1.1 years	5.7 years
The weighted average fair value per stock option granted during the year ended December 31, 2020 was $0.96 CAD (year ended December 31, 2019 - $2.55 CAD). As at December 31, 2020, there was $0.1 million of share-based compensation expense (December 31, 2019 - $0.5 million) relating to the Company's stock options to be recorded in future periods. For the year ended December 31, 2020, the Company recognized an expense of $0.4 million (year ended December 31, 2019 - $1.9 million).
A summary of stock option activity under the Company's Stock Option Plan during the year ended December 31, 2020 is as follows:

	Options ('000)	Weighted– average exercise price (CAD$)	Weighted– average remaining contractual life (Years)
Outstanding as of December 31, 2018	3,498	5.28	6.3
Granted	806	5.21	9.2
Exercised	(438)	3.82	7.3
Forfeited	(35)	5.49	7.7
Expired	(55)	8.50	—
Outstanding as of December 31, 2019	3,776	5.39	4.7
Granted	57	3.99	9.2
Exercised	(1,712)	3.68	6.0
Forfeited	(574)	6.03	4.0
Expired	(698)	7.94	—
Outstanding as of December 31, 2020	849	6.21	5.3

Exercisable as of December 31, 2019	3,320	5.41	4.1
Exercisable as of December 31, 2020	711	6.40	4.7

The number of stock options outstanding by strike price as of December 31, 2020 is shown in the following table:

	Options outstanding			Options exercisable
	Number outstanding at December 31, 2020	Weighted-average remaining contractual life	Weighted-average exercise price	Number outstanding at December 31, 2020	Weighted-average exercise price
Range of exercise price (CAD$)	('000)	(Years)	(CAD$)	('000)	(CAD$)
3.51 to 4.50	137	3.1	4.31	131	4.32
4.51 to 5.50	432	7.7	5.14	306	5.09
5.51 to 7.50	116	4.2	6.41	110	6.46
7.51 to 10.50	121	1.8	9.36	121	9.36
10.51 to 14.15	43	0.3	13.59	43	13.59
	849	5.3	6.21	711	6.40

The number of stock options outstanding by strike price as of December 31, 2019 is shown in the following table:

	Options outstanding			Options exercisable
	Number outstanding at December 31, 2019	Weighted-average remaining contractual life	Weighted-average exercise price	Number outstanding at December 31, 2019	Weighted-average exercise price
Range of exercise price (CAD$)	('000)	(Years)	(CAD$)	('000)	(CAD$)
1.50 to 2.50	581	3.7	1.90	581	1.90
2.51 to 3.50	373	5.7	2.82	373	2.82
3.51 to 4.50	605	3.0	4.34	588	4.35
4.51 to 5.50	1,187	7.3	5.03	782	4.96
5.51 to 7.50	482	4.6	6.46	448	6.47
7.51 to 10.50	322	2.0	9.67	322	9.67
10.51 to 17.65	226	0.6	14.92	226	14.92
	3,776	4.7	5.39	3,320	5.41

Deferred share units ("DSUs")
The Company's Deferred Share Unit Plan (the “DSU Plan”) was adopted on March 9, 2011 and was amended and restated as of March 14, 2016 (the “Restatement Effective Date”). Pursuant to the DSU Plan, directors may elect to receive all or part of their retainer fee in DSUs having a market value equal to the portion of the retainer to be received in that form, subject to such limits as the Compensation Committee may impose. The Compensation Committee may also grant to any director or executive officer, in each year, DSUs having a market value not greater than the total compensation payable to such director or executive officer for that year, including any salary or bonus but excluding any director’s retainer. The number of DSUs to be issued is determined by dividing the amount of the retainer or base salary determined as the basis for the award by the volume-weighted average trading price of a Common Share (as reported by the NYSE American) for the 20 trading days immediately preceding the date the DSUs are awarded. The vesting schedule of the DSUs is determined at the discretion of the Compensation Committee, but generally in the case of DSUs granted to directors in lieu of director retainers, the DSUs vest immediately on the award date. DSUs otherwise awarded to directors and officers as part of total compensation payable generally vest one-third on each of the first three anniversaries of the award date.
At the election of the Compensation Committee in its sole discretion, each DSU granted after the Restatement Effective Date may be redeemed for: (a) cash payment equal to the market value of one Common Share on the date of redemption (the “Redemption Value”), after deduction of applicable taxes and other source deductions required by applicable laws; (b) such number of common shares purchased by the Company on the public market as having an aggregate market value equal to the Redemption Value; or (c) any combination of the foregoing, so long as the aggregate redemption price has a fair market value equal to the Redemption Value. In addition to the foregoing, the Compensation Committee in its sole discretion, may redeem DSUs granted prior to the Restatement Effective Date for common shares issued by the Company from treasury.
For the year ended December 31, 2020, the DSUs that were granted vested immediately and a compensation expense of $0.5 million was recognized for these grants (year ended December 31, 2019 - $0.7 million). As of December 31, 2020, there was no unrecognized compensation expense related to DSUs granted under the Company's DSU Plan.
The DSU activity during the year ended December 31, 2020 and 2019 can be summarized as follows:

	For the Years Ended December 31,
	2020	2019
Number of DSUs, beginning of period ('000)	1,274	1,086
Granted	214	188
Exercised	(136)	—
Forfeited	(30)	—
Number of DSUs, end of period ('000)	1,322	1,274
Share appreciation rights ("SARs")
On February 13, 2012, the Company adopted a Share Appreciation Rights ("SARs") Plan. The plan allows SARs to be issued to executives, employees and directors that vest after a period of three years. These awards are settled in cash on the exercise date equal to the Company's stock price less the strike price. Since these awards are settled in cash, the Company marks-to-market the associated expense for each award at the end of each reporting period using a Black-Scholes model. The Company accounts for these as liability awards and marks-to-market the fair value of the award until final settlement.
As of December 31, 2020, there was approximately $0.1 million of total unrecognized compensation cost related to unvested SARs (December 31, 2019 - $0.1 million). For the year ended December 31, 2020, the Company recognized $0.04 million expense related to these cash-settled awards (year ended December 31, 2019 - credit of $0.05 million).
The SARs activity during the year ended December 31, 2020 and 2019 can be summarized as follows:

	For the Years Ended December 31,
	2020	2019
Number of SARs, beginning of period ('000)	593	674
Granted	240	285
Exercised	(225)	(203)
Forfeited	(57)	(160)
Expired	(113)	(3)
Number of SARs, end of period ('000)	438	593
2017 Performance and restricted share units ("PRSUs")
On May 4, 2017, the Company adopted a 2017 performance and restricted share unit plan (the "2017 PRSU Plan"). Pursuant to the 2017 PRSU Plan, performance share units ("2017 PSUs") and restricted share units ("2017 RSUs" and, together with the 2017 PSUs, the "Share Units") may be issued to any employee or officer of the Company or its designated affiliates. Share Units may be redeemed for: (i) common shares issued from treasury; (ii) common shares purchased in the secondary market; (iii) a cash payment; or (iv) a combination of (i), (ii) and (iii). Under the 2017 PRSU plan, the Company may grant up to a maximum of 2,200,000 common shares. As at December 31, 2020, 1,242,155 share units were available for grant.

Each PRSU represents one notional common share that is redeemed for common shares or common shares plus cash subject to the consent of the Company based on the value of a common share at the end of the three-year performance period, to the extent performance and vesting criteria have been met. The PRSUs vest at the end of a three-year performance period. The award is determined by multiplying the number of Share Units by the performance adjustment factor, which ranges from 0% to 200%. The performance adjustment factor is determined by comparing the Company's share price performance to the share price performance of a peer group of companies as listed in the 2017 PRSU Plan. As the Company has a practice of settling these awards in common shares, they are accounted for as equity awards with corresponding compensation expense recognized.

For the year ended December 31, 2020, the Company recognized $0.4 million expense (year ended December 31, 2019 - $0.6 million). The PRSU activity during the year ended December 31, 2020 and 2019 can be summarized as follows:

	For the Years Ended December 31,
	2020	2019
Number of PRSUs, beginning of period ('000)	634	791
Granted	—	561
Settled	(95)	(324)
Forfeited	(329)	(394)
Number of PRSUs, end of period ('000)	210	634

Performance share units ("PSUs")

On January 1, 2014, the Company adopted a Performance Share Unit ("PSU") Plan.  Each PSU represented one notional common share that was redeemed for cash based on the value of a common share at the end of the three-year performance period, to the extent performance and vesting criteria had been met.  The PSUs vested at the end of a three-year performance period. The cash award was determined by multiplying the number of units by the performance adjustment factor, which ranged from 0% to 200%. The performance adjustment factor was determined by comparing the Company's share price performance to the share price performance of a peer group of companies as listed in the PSU Plan. As the Company was required to settle these awards in cash, they were accounted for as liability awards with corresponding compensation expense recognized.

The final PSU grant vested on December 31, 2018 and, as a result, the Company did not recognize a PSU expense in 2019 or 2020. As of December 31, 2019 there is no longer a PSU liability recognized on the consolidated balance sheet.

A summary of the PSU activity during the year ended December 31, 2020 and 2019:

	For the Years Ended December 31,
	2020	2019
Number of PSUs, beginning of period ('000)	—	1,173
Settled	—	(1,173)
Number of PSUs, end of period ('000)	—	—

UK performance share units

In February 2020, the Company adopted a new UK Performance Share Unit ("UK PSU") Plan which was approved by the shareholders of the Company in May 2020. Pursuant to the UK PSU Plan, performance share units may be issued to any employee or officer of the Company or its designated affiliates. UK PSUs may be redeemed for: (i) common shares issued from treasury; (ii) common shares purchased in the secondary market; (iii) a cash payment; or (iv) a combination of (i), (ii) and (iii). Under the UK PSU Plan, there are 4,568,506 share units available for grant as at December 31, 2020.

Each UK PSU represents one notional common share that is redeemed for common shares or common shares plus cash subject to the consent of the Company based on the value of a common share at the end of the three-year performance period, to the extent performance and vesting criteria have been met. The UK PSUs vest at the end of a three-year performance period. The award is determined by multiplying the number of UK PSUs by the performance adjustment factor, which ranges from 0% to 200%. The performance adjustment factor is determined by comparing the Company's total shareholder return performance to the total shareholder return performance of a peer group of companies as determined by the Compensation Committee. The Company expects to settle these awards in common shares so they are accounted for as equity awards with corresponding compensation expense recognized.

For the year ended December 31, 2020, the Company recognized $1.6 million expense (year ended December 31, 2019 - $nil).

The UK PSU activity during the year ended December 31, 2020 and 2019 can be summarized as follows:

	For the Years Ended December 31,
	2020	2019
Number of UK PSUs, beginning of period ('000)	—	—
Granted	1,555	—
Settled	—	—
Forfeited	—	—
Number of UK PSUs, end of period ('000)	1,555	—

22. RELATED PARTY TRANSACTIONS
There were no material related party transactions for the years ended December 31, 2020 and 2019 other than the items disclosed below.
Key management personnel
Key management personnel are defined as members of the Board of Directors and certain senior officers of the Company. Compensation of key management personnel is as follows:

	For the Years Ended December 31,
	2020	2019
Salaries, wages, and other benefits	4,282	5,469
Bonuses	1,895	1,947
Share-based compensation	2,313	2,547
	8,490	9,963
23. PRINCIPAL SUBSIDIARY INFORMATION
The consolidated financial statements include the accounts of the Company and all of its subsidiaries at December 31, 2020. The principal operating subsidiary is Wassa at December 31, 2020 and until September 30, 2020, Wassa and Prestea. The Company has a 90% ownership interest in Wassa and had a 90% ownership in Prestea until September 30, 2020.
Set out below is summarized financial information for each subsidiary that has non-controlling interests that are material to the group. The amounts are disclosed on a 100% basis and disclosure for each subsidiary are based on those included in the consolidated financial statements before inter-company eliminations.
Summarized statement of financial position

	Wassa		Prestea
	As of December 31,		As of December 31,
	2020	2019	2020	2019
Non-controlling interest percentage	10%	10%	10%	10%

Current assets	77,835	142,603	—	14,623
Current liabilities	116,469	163,640	—	1,267,815
	(38,634)	(21,037)	—	(1,253,192)
Non-current assets	206,950	182,982	—	79,788
Non-current liabilities	46,648	37,327	—	45,871
	160,302	145,655	—	33,917
Net assets/(liabilities)	121,668	124,618	—	(1,219,275)

Non-controlling interest	19,911	20,275	—	(102,788)
Summarized income statement

	Wassa		Prestea
	For the Years Ended		For the Periods Ended
	December 31, 2020	December 31, 2019	September 30, 2020	December 31, 2019
Revenue	297,468	216,678	37,959	66,820
Net (loss)/income and comprehensive (loss)/income	(3,654)	46,691	342,238	(152,106)

The net loss for the year ended December 31, 2020 for Wassa includes the write-off of intercompany loan receivables from Prestea of $93.7 million agreed as part of the sale of Prestea. Concurrently, the net income for the period ended September 30, 2020 for Prestea includes the forgiveness of intercompany loans payable to Golden Star and its subsidiaries of $390.6 million agreed as part of the sale of Prestea.
Summarized cash flows

	Wassa		Prestea
	For the Years Ended		For the Periods Ended
	December 31, 2020	December 31, 2019	September 30, 2020	December 31, 2019
Cash flows provided by/(used in) operating activities	132,659	78,809	(17,738)	(88,883)
Cash flows used in investing activities	(47,258)	(49,622)	(5,785)	(10,685)
Cash flows (used in)/provided by financing activities	(55,516)	(26,993)	23,314	98,994
24. DERIVATIVE FINANCIAL INSTRUMENTS
The following table illustrates the classification of the Company's recurring fair value measurements for derivative financial instruments within the fair value hierarchy and their carrying values and fair values as at December 31, 2020 and December 31, 2019:

		December 31, 2020		December 31, 2019
	Level	Carrying value	Fair value	Carrying value	Fair value
Financial liabilities
Fair value through profit or loss
7% Convertible Debentures embedded derivative (Note 19)	3	2,643	2,643	5,608	5,608
Non-hedge derivative contracts	2	2,382	2,382	211	211
		5,025	5,025	5,819	5,819
There were no non-recurring fair value measurements of derivative financial instruments as at December 31, 2020.
The three levels of the fair value hierarchy are:
    Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
    Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
    Level 3 - Inputs that are not based on observable market data.
The following table provides a reconciliation of derivative liability opening and closing balances as presented on the consolidated balance sheets:

	For the Years Ended December 31,
	2020	2019
Opening balance	5,819	4,177
(Gain)/loss on fair value of 7% Convertible Debentures embedded derivative	(2,965)	1,431
Unrealized loss on fair value of non-hedge derivative contracts	2,171	211
(Gain)/loss on fair value of derivative financial instruments	(794)	1,642
Closing balance	5,025	5,819

Current portion of derivative liability:
7% Convertible Debentures embedded derivative	2,643	—
Non-hedge derivative contracts	669	211
	3,312	211
Long term portion of derivative liability:
7% Convertible Debentures embedded derivative	—	5,608
Non-hedge derivative contracts	1,713	—
	1,713	5,608
The valuation techniques that are used to measure fair value are as follows:
7% Convertible Debentures embedded derivative
The debt component of the 7% Convertible Debentures is recorded at amortized cost using the effective interest rate method and the conversion feature is classified as an embedded derivative measured at fair value through profit or loss.
The embedded derivative was valued at December 31, 2020 and December 31, 2019 using a convertible note valuation model. The significant inputs used in the convertible note valuation are as follows:

	December 31, 2020	December 31, 2019
Embedded derivative
Risk premium	5.9%	5.3%
Borrowing costs	7.5%	7.5%
Expected volatility	45.0%	45.0%
Remaining life (years)	0.6	1.6
If the risk premium increases by 10%, the fair value of the 7% Convertible Debentures embedded derivative would decrease and the related gain in the consolidated statements of operation would increase by $0.01 million at December 31, 2020.
If the borrowing costs increases by 10%, the fair value of the 7% Convertible Debentures embedded derivative would decrease and the related gain in the consolidated statements of operation would increase by $0.04 million at December 31, 2020.
If the expected volatility increases by 10%, the fair value of the 7% Convertible Debentures embedded derivative would increase and the related gain in the consolidated statements of operation would decrease by $0.59 million at December 31, 2020.

Non-hedge derivative contracts
The non-hedge accounted collar contracts are considered fair value through profit or loss financial instruments with fair value determined using pricing models that utilize a variety of observable inputs that are a combination of quoted prices, applicable yield curves and credit spreads.
During the year ended December 31, 2019, the Company entered into costless collars consisting of puts and calls, on 50,000 ounces of gold with a floor price of $1,400 per ounce and a ceiling price of $1,750 per ounce, with maturity dates ranging from October 2019 to September 2020. In February 2020, the Company entered into additional costless collars at a rate of 4,200 ounces per month for the period October 2020 to December 2020 consisting of puts and calls with a floor price of $1,500 per ounce and a ceiling price of $1,992 per ounce. During the year ended December 31, 2020, the Company recognized in relation to these positions realized losses of $2.5 million on call options in excess of the ceiling price of $1,750/oz (refer to Note 9).
In October 2020, the Company entered into additional costless collars consisting of puts and calls on 87,500 ounces with a floor price of $1,600 per ounce and a ceiling price of $2,176 per ounce for positions expiring in 2021, and a ceiling price of $2,188 per ounce for positions expiring in 2022. The additional positions will mature at a rate of 10,937.5 ounces per quarter from

March 2021 to December 2022. During the year ended December 31, 2020, in relation to these positions, the Company recognized an unrealized loss of $2.2 million.

Contingent consideration

The fair value of the contingent consideration on completion of the sale of Prestea and as at December 31, 2020 is $nil.
25. FINANCIAL RISK MANAGEMENT
Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. We manage the liquidity risk inherent in these financial obligations by preparing monthly financial summaries, monthly and quarterly forecasts and annual long-term budgets which forecast cash needs and expected cash availability to meet future obligations. Typically, these obligations are met by cash flows from operations and from cash on hand. Scheduling of capital spending and acquisitions of financial resources may also be employed, as needed and as available, to meet the cash demands of our obligations.
Our ability to repay or refinance our future obligations depends on a number of factors, some of which may be beyond our control. Factors that influence our ability to meet these obligations include general global economic conditions, credit and capital market conditions, results of operations, mineral reserves and resources and the price of gold.
The Company's treasury policy specifies that cash is to be held in banks with a rating of A or higher by Moody's Investors Service or Standard & Poor's Financial Services LLC. In addition, the Company's investment policy allows investment of surplus funds in permitted investments consisting of US treasury bills, notes and bonds, government sponsored agency debt obligations, corporate debt or municipal securities with credit rating of at least AA. All investments must have a maximum term to maturity of one year.
Macquarie Credit Facility Financial Covenants
The Macquarie Credit Facility includes covenant clauses requiring the Company to maintain certain key financial ratios. The Company must maintain a Debt Service Coverage Ratio of greater than 1.20:1, tested quarterly on a rolling four-quarter basis as at the end of each of the fiscal quarters beginning with the fiscal quarter ended June 30, 2020; maintain a ratio of Net Debt to EBITDA of less than 3.00:1, tested quarterly on a rolling four-quarter basis as at the end of each of the fiscal quarters; demonstrate, on the basis of the consolidated financial statements and annual consolidated corporate budget, that from December 31, 2020 and for each fiscal quarter thereafter, the Convertible Debentures can be repaid in full in cash by the maturity in August 2021 while maintaining (after giving effect to such repayment in cash) a positive cash position (excluding restricted cash) of $25 million; and ensure that at all times the sum of aggregate indebtedness does not exceed $135 million.
The following table shows our contractual obligations as at December 31, 2020:

	Payment due by period
(Stated in thousands of U.S dollars)	Less than 1 Year	1 to 3 years	4 to 5 years	More than 5 Years	Total
Accounts payable and accrued liabilities	41,297	—	—	—	41,297
Debt[1]	51,498	60,000	—	—	111,498
Lease liabilities	297	606	578	—	1,481
Interest on debt and lease liabilities	6,517	4,636	28	—	11,181
Current income tax liabilities	12,774	—	—	—	12,774
Purchase obligations	10,109	—	—	—	10,109
Rehabilitation provisions[2]	2,024	10,136	4,778	813	17,751
Total	124,516	75,378	5,384	813	206,091
1     Includes the outstanding repayment amounts from the 7% Convertible Debentures maturing on August 15, 2021 and the Macquarie Credit Facility.
2    Rehabilitation provisions indicates the expected undiscounted cash flows for each period.
As at December 31, 2020, the Company has current assets of $121.7 million compared to current liabilities of $117.1 million. As at December 31, 2020, the Company had a cash balance of $60.8 million.
The Company expects to meet its short-term financial needs through its cash on hand and cash flow from operations. The Company has an undrawn amount of $10 million on the Macquarie Credit Facility which is available in conjunction with the redemption of the Convertible Debentures maturing in August 2021. Also, the Company entered into a sales agreement relating to a $50 million “at the market” equity program of which the proceeds can be used for discretionary growth capital, exploration, general corporate purposes and working capital. As at February 24, 2021, no shares of common stock had been sold under the "at the market" sales agreement.

Capital risk
The Company manages its capital in a manner that will allow it to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance.
In the management of capital, the Company includes the components of equity, long-term debt, net of cash and cash equivalents.

	As of	As of
	December 31, 2020	December 31, 2019
Equity/(deficiency)	25,774	(32,123)
Long-term debt	55,732	90,782
	81,506	58,659
Cash and cash equivalents	(60,809)	(53,367)
	20,697	5,292
The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. In doing so, the Company may issue new shares, restructure or issue new debt and acquire or dispose of assets.
Our exposure to market risk includes, but is not limited to, the following risks: changes in interest rates on our debt, changes in foreign currency exchange rates and commodity price fluctuations.
Interest rate risk
Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Macquarie Credit Facility incurs interest at 4.5% plus the applicable USD LIBOR rate per annum. Based on our current $60.0 million outstanding balance, a 100 basis point change in the USD LIBOR rate would result in a change in interest expense of $0.6 million. We have not entered into any agreements to hedge against unfavorable changes in interest rates but may do so in the future to actively manage our exposure to interest rate risk.
Foreign currency exchange rate risk
Currency risk is risk that the fair value of future cash flows will fluctuate because of changes in foreign currency exchange rates. In addition, the value of cash and cash equivalents and other financial assets and liabilities denominated in foreign currencies can fluctuate with changes in currency exchange rates.
Since our revenues are denominated in U.S. dollars and our operating unit transacts much of its business in U.S. dollars, we are typically not subject to significant impacts from currency fluctuations. However, certain purchases of labor, operating supplies and capital assets are denominated in Ghana cedis, Euros, British pounds, Australian dollars, South African rand and Canadian dollars. To accommodate these purchases, we maintain operating cash accounts in non-US dollar currencies and appreciation of these non-US dollar currencies against the U.S. dollar results in a foreign currency gain and a decrease in non-U.S. dollar currencies results in a loss. During 2020 and 2019, we had no currency-related derivatives. At December 31, 2020 and December 31, 2019, we held cash and cash equivalents denominated in foreign currency of $20.6 million and $6.1 million, respectively.
Commodity price risk
Gold is our primary product and, as a result, changes in the price of gold can significantly affect our results of operations and cash flows. Based on our gold production in the year, a $100 per ounce increase in gold price would have resulted in approximately a $15.4 million and $13.0 million increase in our sales revenues and operating cash flows, respectively. To reduce gold price volatility, we have entered into costless collars consisting of put and call options as discussed in Note 24. A $100 per ounce change to the year end gold spot price of $1,891/oz (LBMA AM fix as at December 31, 2020) would have no impact to the year end costless collar positions expiring in 2021 and 2022. During the year ended December 31, 2020, the Company recognized unrealized losses of $2.2 million and realized losses of $2.5 million on non-hedge accounted collar contracts.

Credit risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Our credit risk is primarily associated with the deferred consideration for the sale of Prestea (Note 5), liquid financial assets and derivatives.
We limit exposure to credit risk on liquid financial assets by holding our cash, cash equivalents, restricted cash and deposits at highly-rated financial institutions. Management closely monitors its financial assets and does not have any significant concentration of credit risk other than the unsecured non-interest bearing receivable balances owed from FGR. The credit risk associated with the deferred consideration from the sale of Prestea has been managed through the due diligence process that considered the financial standing of the counter party and is supported by an unsecured parent guarantee. Risks associated with gold trade receivables is considered minimal as we sell gold to a credit-worthy buyer who settles promptly within two days of receipt of gold bullion.
26. SUPPLEMENTAL CASH FLOW INFORMATION
During the year ended December 31, 2020, the Company paid interest of $7.1 million (year ended December 31, 2019 - $7.1 million).
Changes in working capital and taxes paid for the years ended December 31, 2020 and 2019 are as follows:

	For the Years Ended December 31,
	2020	2019
Increase in prepaids and other	(4,069)	(1,230)
Increase in inventories	(899)	(2,261)
Increase in accounts receivable and other receivables	(319)	(2,108)
Decrease in other liability	—	(6,410)
Increase in accounts payable and accrued liabilities	1,578	9,069
Total changes in working capital	(3,709)	(2,940)
Income tax liabilities paid	(25,759)	(5,469)
Total changes in working capital and taxes paid	(29,468)	(8,409)
Other non-cash items include the following components:

	For the Years Ended December 31,
	2020	2019
Variable consideration adjustment (Note 18)	6,437	3,073
Interest on financing component of deferred revenue (Note 10)	3,026	4,288
Accretion of 7% Convertible Debentures discount (Note 10)	2,733	2,390
Amortization of financing fees (Note 10)	1,020	642
Inventory write-off	176	—
Accretion of rehabilitation provisions (Note 10)	155	191
Interest on lease obligations	98	22
Loss/(gain) on disposal of assets	40	(13)
Loss on fair value of marketable securities	14	9
PRSU settlement, net of tax	—	(349)
Accretion of long-term receivables discount (Note 10)	(220)	—
Gain on modification of Macquarie credit facility (Note 19)	(2,973)	—
	10,506	10,253

Reconciliation of debt arising from financing activities during the years ended December 31, 2020 and 2019:

	Lease liabilities	Ecobank Loan III	Ecobank Loan IV	Vendor Agreement	7% Convertible Debentures	Macquarie Credit Facility	Total
December 31, 2018	1,683	19,935	17,700	16,776	44,612	—	100,706
Cash flows
Proceeds from debt agreements	—	—	—	—	—	60,000	60,000
Capitalized loan fees	—	—	—	—	—	(2,614)	(2,614)
Principal payments on debt facilities		(20,277)	(18,000)	(17,507)	—	—	(55,784)
Principal payments on lease liabilities	(1,416)	—	—	—	—	—	(1,416)
Principal payments on lease liabilities (discontinued operations)	(25)	—	—	—	—	—	(25)
Non-cash changes
Additions to lease liabilities	2,116	—	—	—	—	—	2,116
Accretion of debt	23	342	300	731	2,390	—	3,786
December 31, 2019	2,381	—	—	—	47,002	57,386	106,769
Cash flows
Proceeds from debt modification	—	—	—	—	—	10,000	10,000
Capitalized loan fees	—	—	—	—	—	(886)	(886)
Principal payments on debt facilities	—	—	—	—	—	(10,000)	(10,000)
Principal payments on lease liabilities	(1,694)	—	—	—	—	—	(1,694)
Principal payments on lease liabilities (discontinued operations)	(20)	—	—	—	—	—	(20)
Non-cash changes
Gain on modification of credit facility	—	—	—	—	—	(2,973)	(2,973)
Amortization of deferred financing fees	—	—	—	—	—	1,020	1,020
Additions to lease liabilities	599	—	—	—	—	—	599
Accretion of debt	98	—	—	—	2,733	—	2,831
Foreign exchange loss	132	—	—	—	—	—	132
Derecognized on the sale of Prestea (Note 5)	(15)	—	—	—	—	—	(15)
December 31, 2020	1,481	—	—	—	49,735	54,547	105,763

27. COMMITMENTS AND CONTINGENCIES
The Company has capital and operating commitments of $0.3 million and $9.8 million respectively, all of which are expected to be incurred within the next year.

Due to the nature of the Company’s operations, various legal matters from time to time arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of Management, these matters will not have a material effect on the consolidated financial statements of the Company.

As part of the Prestea disposal transaction, the Company has provided indemnification to FGR for legal and tax matters that have arisen prior to the date of completion of the sale of Prestea. The Company continues to hold the view that no provision is required in respect of GRA demand notices against GSBPL for an amount of $2.3 million relating to customs-related findings, and that the Company complied with all requirements.

Our commitments and contingencies include the following items:

Environmental bonding in Ghana
The Ghana Environmental Protection Agency ("EPA") requires environmental compliance bonds that provide assurance for environmental remediation at our Wassa mining operation. To meet this requirement the Company placed environmental bonds in the form of bank guarantees totaling $13.7 million with a commercial bank in Ghana. These bonds are guaranteed by Golden Star Resources Ltd. The Company also held cash deposits of $2.1 million which is recorded as restricted cash on the consolidated balance sheets.
Government of Ghana's rights to increase its participation
Under Act 703, the Government of Ghana has (i) the right to acquire a special share in our Ghanaian subsidiaries at any time for no consideration or such consideration as the Government of Ghana and such subsidiaries might agree, and (ii) a pre-emptive right to purchase all gold and other minerals produced by such subsidiaries. A special share carries no voting rights and does not participate in dividends, profits or assets. If the Government of Ghana acquires a special share, it may require the Company to redeem the special share at any time for no consideration or for consideration determined by the Company. To date, the Government of Ghana has not sought to exercise any of these rights at our properties.
Royalties
Government of Ghana
The Government of Ghana receives a royalty equal to 5% of mineral revenues earned by Wassa.
Legal proceedings
On September 15, 2020, certain employees of GSBPL initiated proceedings before the courts in Ghana, claiming that the completion of the transaction for the sale of the Bogoso shares to FGR would trigger the termination of their existing employments, entitling them to severance payments. GSBPL retained legal counsel to defend the claim given no employment contracts were severed, amended or modified upon the completion of the sale transaction on September 30, 2020 and GSBPL continues to operate with existing employment contracts and contractual terms being honored.

On September 22, 2020, GSBPL filed an application in court for an order striking out the plaintiffs’ statement of claim for lack of standing or capacity and disclosing no reasonable cause of action. On February 16, 2021, the court ruled in favor of GSBPL that the plaintiffs’ pleadings disclosed no reasonable cause of action and were therefore frivolous, vexatious, and scandalous. Accordingly, the plaintiffs lacked the requisite standing or capacity to institute the action. In accordance with applicable laws, the plaintiffs have three months from the date of the ruling to file an appeal.

On April 1, 2020, the Company received notification of a United States federal securities class action complaint (the “Complaint”) that was filed against it on behalf of persons or entities that purchased or otherwise acquired the Company’s common stock on the NYSE American exchange from February 20, 2019 through July 30, 2019 inclusive. Also named as defendants were the Company’s Chief Executive Officer and Director Andrew Wray, the Company’s former President and Chief Executive Officer Samuel Coetzer, the Company’s former President Daniel Owiredu and the Company’s former Executive Vice President and Chief Financial Officer Andre van Niekerk. The Complaint alleged that the Company published false and misleading statements to artificially inflate the price of its common shares in violation of the US Securities Exchange Act of 1934. In September 2020, the Complaint was voluntarily dismissed by the plaintiff.

The Company is involved in other legal proceedings, from time to time, arising in the ordinary course of its business. It is not expected that any material liability will arise from current legal proceedings or have a material adverse effect on the Company’s future business, operations or financial condition.
28. PRIOR PERIOD COMPARATIVES
Certain balances in the consolidated balance sheet as at December 31, 2019 have been reclassified to reflect the appropriate classification of income tax and derivative liabilities due to their materiality in the current reporting period. The effect of the reclassifications is to decrease prepaids and other by $1.5 million, decrease accounts payable and accrued liabilities by $2.5 million, increase current income tax liabilities by $0.8 million and increase current portion of derivative liabilities by $0.2 million as at December 31, 2019. The reclassifications have no impact to the consolidated statement of operations and comprehensive loss, consolidated statement of cash flows and consolidated statement of changes in equity for the year ended December 31, 2019.

Effective January 1, 2020, share-based compensation is excluded from corporate general and administrative expenses and as a result, the corporate general and administrative expenses for the year ended December 31, 2019 reduced by $3.1 million with share-based compensation of $3.1 million presented as a separate line in the consolidated statement of operations and comprehensive loss.